9/15

05013699

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RHI AG

*CURRENT ADDRESS Wienerbergstraße 11
A-1100 Vienna, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2005 E
THOMSON
FINANCIAL

FILE NO. 82- 34964 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/20/05

82-34964

RHI Annual Report >> 2003

AR/S
12-31-03

2003

RHI

RHI AG
Wienerbergstraße 11
A-1100 Vienna
PF 143, A-1011 Vienna
Tel: +43/1/502 13-0
Fax: +43/1/502 13-6213
E-Mail: rhi@rhi-ag.com
www.rhi-ag.com



RHI

Table of Contents


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RHI Refractories

Refractories produces high-grade, non-substitutable ceramic products, crucial to all high-temperature production processes exceeding 1,200° C. Under the RHI Refractories brand, we supply key industries such as iron, steel, non-ferrous metals, cement, lime, glass, as well as environmental technology, energy and chemicals. This division is the world market and technology leader and is RHI's core business.

VEITSCHER RADEX DIDIER REFEL Dolomite Franchi INTERSTOP

Heraklith

Insulating, the remit of the Heraklith Group, is one of the leading suppliers of insulating materials to the construction sector in Europe. Its key products aimed at markets in Central and Eastern Europe are solutions made of rock wool and wood-wool building boards. The new Heradesign® brand stands for room and ceiling solutions requiring high design standards.

Heraklith. Heradesign. Heraflax. Heralan.

RHI

Board Members

Board of Management

Dr. Helmut Draxler
Chief Executive Officer

Dr. Andreas Meier
Deputy Chief Executive Officer;
Refractories Division

Dr. Eduard Zehetner
Chief Financial Officer;
Insulating Division

Roland Platzer
(until March 12, 2003)

Supervisory Board

Michael Gröller
Vienna, Austria
Chairman

Gerd Peskes
Düsseldorf, Germany
Deputy Chairman

Maximilian Ardelt
Munich, Germany

Gerd Klaus Gregor
Berndorf, Austria

Dr. Cornelius Grupp
Lilienfeld, Austria

Dr. Walter Ressler
Villach, Austria

Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg
Munich, Germany

DDr. Erhard Schaschl
Vienna, Austria

Employee representatives:

Georg Eder
Ferndorf, Austria

Josef Horn
Trieben, Austria

Leopold Miedl
Vienna, Austria

Karl Wetzelhütter
Breitenau am Hochlantsch, Austria

Foreword by the CEO

Ladies and Gentlemen,
dear Shareholders,

Once again, the past business year has been a successful one for RHI. We came through the crisis year of 2001, where RHI's very existence was threatened by asbestos problems in the USA, and managed to bring the RHI Group back on track in 2002, achieving a capital restructuring and an operational turnaround.

This positive development continued seamlessly into 2003, when we managed to raise net income yet again by over 50% on the previous year. This is made even more impressive by the fact that group sales revenues in 2003 are 9% down year-on-year due to consistent portfolio adjustments. With the sale of our engineering and waterproofing activities, we have successfully focused the RHI Group on its core refractories business and on the Insulating division. Net income after minorities of € 72.9 million compared with € 46.9 million in the previous year illustrates that RHI has gained momentum in 2003, and that our restructuring concepts are taking effect.

Positive business developments and the accompanying cash flow situation are allowing us to amortize debt and to improve on our still negative equity faster than arranged with our banks as part of our capital restructuring plans. Targeted investments again enabled us to establish the conditions crucial to extending our strong world market position in the refractories business. Highlights here are our refractories market drive in China and the opening of an additional production site there. Our acquisition of additional magnesite deposits in Turkey is of key strategic importance, facilitating our backwards integration to include raw materials production.

RHI extended its refractories market leadership in 2003. Our strategy remains unchanged, namely to achieve technology leadership in all customer industries worldwide. In addition to its undisputed market and technology achievements, RHI Refractories produced good operating results once again in 2003. Our profitability is one of the highest in the refractories industry.

In 2003, the Insulating division focused on increasing efficiency, streamlining the organisation and repositioning it in line with market demands. This went hand in hand with a reduction in overheads. We are delighted with the 69% improvement in operating results in 2003, and we are expecting results to continue improving thanks to our innovative products and our expansion to Eastern Europe.

Both RHI divisions are well equipped for the future, even though refractories is clearly the main pillar supporting our success, and the primary cash flow source.

Chapter 11 proceedings of the refractories subsidiaries in the USA that were deconsolidated at the end of 2001 are continuing, largely in line with expectations, and should be concluded this year. We do not envisage this to have any further adverse effects on RHI group results.

In looking towards 2004, we see new challenges posed by world developments concerning freight, energy and raw materials. However, we are confident in our ability to master these challenges, and to carry forward this positive momentum into 2004. We have strengthened our world market position in the first few months of 2004. A consistently high level of incoming orders points to another successful year.

I would like to take this opportunity on behalf of the Board of Management to thank all our shareholders; those whose faith in RHI AG did not waver over a very difficult period and those who have recently invested in the company.

Our employees have once again demonstrated their unwavering loyalty to the new RHI through their achievements and their ongoing commitment. It is they who make our success possible.

All the best!

Dr. Helmut Draxler

RHI Group

RHI AG, which has its headquarters in Vienna, is one of the largest industry groups in Austria. Following its successful capital restructuring and turnaround in results in 2002, the RHI Group continued to develop well in 2003. RHI will focus primarily on refractories, its core competence, in future. RHI Refractories has a highly attractive international production and sales network, and will build on its already strong position to boost earnings and cash flow. The Insulating division with Heraklith AG at its helm will continue to focus on emerging markets in Central and Eastern Europe.

RHI Group

in € million in accordance with IFRS	**2003**	2002
Sales revenue	**1,232.6**	1,358.0
EBITDA	**174.7**	188.8
EBIT	**122.0**	117.6
Net income after minorities	**72.9**	46.9
Earnings per share (in €)	**3.65**	2.35
Employees	**7,836**	8,478

Key Facts

RHI share rises 105% in 2003


16.00
14.00
12.00
10.00
8.00
6.00
EUR
RHI share
ATX relative
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

Group profit up 56% in 2003


100
80
60
40
20
0
in € million
49.6
77.5
2002
2003

Debt amortization continues on schedule in 2003


1,200
1,000
800
600
400
200
0
in € million
1,070
400
145
154
371
74
297
12/2001
Mezzanine capital
Convertible bonds
Cash Flow
12/2002
Cash Flow
12/2003

Highlights

RHI on the up

After the group's existential crisis in 2001, 2002 marked a break with the past and a new beginning. The successful and sustainable capital restructuring and the clear operative turnaround laid the foundations for the new RHI. In its first year following the crisis, the group achieved and surpassed the key strategic and operative milestones it had set itself in the course of its capital restructuring. RHI's sale of its engineering division in 2002 was the first important stage in focusing on its high-earning core refractories business.

Further successes for RHI followed in 2003, setting the stage for future business wins. Efforts centered on continuing to develop the core refractories business under the RHI Refractories brand, and repositioning the Insulating division with Heraklith at the helm.

The following highlights characterize RHI's development in 2003:
>> Extension of technology leadership and RHI Refractories' position as world market leader
>> Start of construction of a second plant in China for local growth
>> Significant improvement in Heraklith's results
>> Portfolio adjustments through sale of waterproofing activities with its core company Villas Austria
>> Net income after minorities significantly up on previous year
>> Improvement of EBIT margin in the group from 8.7% to 9.9%
>> Bank liabilities down € 74.2 million to € 296.6 million
>> Share price up 105% from € 7.35 to € 15.10.

Capital restructuring targets exceeded in 2003

The long-term elements of the capital restructuring agreed with banks in 2002 proved to be a solid basis for the company's financial development in 2003. They remain the basis for
>> the RHI Group's liquidity, secured long-term
>> RHI's focus on cash flow to repay debt quickly
>> the accumulation of equity to restore a sustainable capital structure in the long term.

In 2003, RHI's Refractories and Insulating divisions met the expectations placed on them by the capital restructuring plan. RHI surpassed its capital restructuring targets once again in 2003, fulfilling all its obligations without exception. The debt repayments made to banks since the beginning of the restructuring and those due at 30.06.2004 from free cash flow 2003 exceed contractual obligations overall. We are still over one year ahead of agreed restructuring targets in terms of debt amortization, two years, in fact, if negotiated leeway is taken into consideration.

Targeted investments to secure future success

As the market drive in China and the construction of a new plant for high-grade refractories clearly illustrate, the successful operative and strategic development of the group is not adversely affected by the negative equity resulting from the deconsolidation of the US-American subsidiaries in 2001.

In 2003, RHI invested over € 50 million in continuing to optimize the group, focusing on selected measures to promote growth in the Refractories division:
>> Start of construction of a second RHI plant in Dalian (China)
>> Capacity increases in Bayuquan (China) and Santiago (Chile)
>> Repositioning of plants in Ramos Arizpe (Mexico) and Niederdollendorf (Germany)
>> Acquisition of additional magnesite deposits in Turkey.

The following improvements were made at German and Austrian plants in the Insulating division:
>> Introduction of a new wood shaping technology in Ferndorf (Austria)
>> Shift of production focus to high-margin market segments, particularly Heradesign®.

In addition to this investment in the core business RHI Refractories, and on Heraklith's further development, non-essential assets were assessed for optimal utilization in 2003, as in the previous year. To improve cash flow, an investment in a real estate company in Germany was sold off.

The number of operating and non-operating companies in the RHI Group was reduced as planned to optimize costs.

Results

2003 results confirm that the new RHI is on track

From 2003 onwards, RHI reports in accordance with International Financial Reporting Standards (IFRS). The financial statements for 2002 have been adjusted to IFRS for comparison. The data presented in this report therefore differ from the comparative figures in last year's report. In reporting in accordance with IFRS, RHI has once again taken an important step in continuing to improve the transparency of its financial statements in accordance with internationally accepted rules.

RHI consolidated sales revenue amounted to € 1,232.6 million in 2003 (previous year: € 1,358.0 million), although direct comparison is difficult due to changes to the group's portfolio. The decline in sales revenue is mainly due to the sale of engineering activities at June 30, 2002, which contributed € 72.8 million to consolidated sales revenue in 2002. In addition, the sale of waterproofing activities in 2003 affects the annual comparison by € 21.4 million.

RHI's core refractories business generated sales revenue of € 1,033.6 million in 2003 (previous year: € 1,068.1 million). The substantial shift in the US dollar / euro exchange rate has had a negative impact on sales revenue, as approximately one third of RHI's world sales revenue from refractories is invoiced in US dollars or in currencies dependent on the dollar. Adjusted for the exchange rate, sales revenue in the 2003 financial year rose by 2.4%.

The Insulating division increased its sales revenue in Eastern Europe and in other export markets. However, sales revenue for 2003 was, at € 166.9 million (previous year: € 168.8 million), slightly down year-on-year following portfolio adjustments at Heraklith and a continuing recession in core construction markets.

RHI Group: Sales revenue

in € million	2003	2002
Refractories	1,033.6	1,068.1
Insulating	166.9	168.8
Engineering	-	72.8
Consolidation / Other	32.1	48.3
RHI Group	1,232.6	1,358.0

RHI Group: EBIT

in € million	2003	2002
Refractories	115.9	98.9
Insulating	7.1	4.2
Engineering	-	0.0
Overhead / Other	-1.0	14.5
RHI Group	122.0	117.6

EBITDA of the RHI Group amounted to € 174.7 million in 2003 (previous year: € 188.8 million), EBIT to € 122.0 million (previous year: € 117.6 million). This enabled RHI to increase its EBIT margin in the group to 9.9% (previous year: 8.7%).

Refractories generated EBIT amounting to € 115.9 million (previous year: € 98.9 million) and an EBIT margin of 11.2% which is an improvement on last year, despite the adverse effects of the weak US dollar, and good in comparison to the industry benchmark. In accordance with IFRS, last year's EBIT now includes 2002 restructuring effects, which had already been included in the 2001 financial statements in accordance with Austrian GAAP. Without these effects, which relate to the closure of one plant in France and restructuring in Mexico, comparable EBIT in 2002 would have amounted to € 118.4 million.

The Insulating division managed to improve EBIT substantially to € 7.1 million (previous year: € 4.2 million) due to reductions in overheads, successes with innovations such as Heradesign® and sales revenue increases in Eastern Europe. Achieving an EBIT margin of 4.3% is an important milestone towards leading the insulating industry in profitability terms.

The EBIT contribution of overheads/other amounting to € -1.0 million is attributable to two diverging effects. The costs incurred by the group's head office in 2003 have been more than offset by exchange rate gains required under IFRS from the remeasurement of provisions for risks relating to the deconsolidation of US activities at the end of 2001. Last year's EBIT of € 14.5 million is also affected by one-off items.

This is illustrated by an extraordinary result of € 19.9 million, primarily due to the conclusion of a legal dispute in the USA relating to the acquisition of GIT. This was reflected in the extraordinary result in the 2002 financial statements drawn up in accordance with Austrian GAAP. Under IFRS, such effects are allocated only to EBIT.

The 2003 financial result has improved significantly on 2002 at € -30.2 million (previous year: € -46.5 million). In addition to an operating interest result of € -23.3 million (previous year: € -27.3 million), the financial result contains interest on the present value of provisions for pensions under IFRS amounting to € -17.3 million (previous year: € -18.0 million). The financial result also includes the investment result and the other financial result amounting to € 10.4 million (previous year: € -1.2 million). The sale of shares in a real estate company in Germany amounting to € 10.6 million in 2003 was a key factor influencing the result.

Group profits significantly higher in 2003

Net income before income taxes of the RHI Group amounted to € 96.3 million (previous year: € 75.2 million) due to good operating results and further improvements to the financial result.

Income taxes in the RHI Group nevertheless were reduced to € -18.8 million (previous year: € -25.6 million). This positive development is due to consistent tax optimization and to the use of existing tax loss carry-forwards.

Net income of the RHI Group rose by 56% and amounted to € 77.5 million (previous year: € 49.6 million). The profit allocated to minorities amounted to € 4.6 million (previous year: € 2.7 million). The remaining profit allocated to RHI AG shareholders amounted to € 72.9 million (previous year: € 46.9 million). Undiluted earnings per share amounted to € 3.65 (previous year: € 2.35). Equity capital amounted to € -422.7 million at December 31, 2003 (previous year: € -466.2 million).

Cash flow from operating activities in 2003 amounted to € 100.2 million (previous year: € 108.4 million), free cash flow to € 73.6 million (previous year: € 73.3 million). Cash flow was used to repay financial liabilities, as planned, which were consequently reduced to € 296.6 million (previous year: € 370.8 million). This enabled us to reduce interest bearing liabilities further in 2003. Taking improvements in the use of cash and cash equivalents into consideration at € 31.1 million (previous year: € 45.7 million), financial liabilities fell to € 265.5 million net (previous year: € 325.1 million). This enabled RHI to amortize a significant proportion of its debts in the second year following its capital restructuring.

RHI Group: Income Statement

in € million	2003	2002
Sales revenue	1,232.6	1,358.0
EBITDA	174.7	188.8
EBIT	122.0	117.6
Financial result	-30.2	-46.5
Result from associates	4.5	4.1
Profit before income taxes	96.3	75.2
Income taxes	-18.8	-25.6
Profit	77.5	49.6
Profit allocated to minorities	-4.6	-2.7
Profit allocated to RHI AG shareholders	72.9	46.9
Undiluted earnings per share (in €)	3.65	2.35

RHI Group: Cash Flow and financial liabilities

in € million	2003	2002
Cash flow from operating activities	100.2	108.4
Cash flow from investing activities	-26.6	-36.1
Change in equity not affecting revenue	0.0	1.0
Free cash flow	73.6	73.3
Cash flow from financing activities	-86.6	-99.5
Change in cash and cash equivalents	-13.0	-26.2
Financial liabilities gross	296.6	370.8
Financial liabilities net (including cash and cash equivalents)	265.5	325.1

Outlook

Refractories

Early indicators and economic forecasts at the beginning of 2004 point to an economic recovery in the major European economies. The economic upturn is expected to gain momentum in the USA, as well. High growth rates are forecast in China for all the key industries from the perspective of RHI and its customers, although the growth curve may flatten off in comparison to the dramatic developments of the past few years. Demand from China will continue to be a key factor in capacity utilization and price levels for many industries, such as the steel industry in Western and Eastern Europe and in North America.

The increase in raw material prices and sea freight rates, high energy costs and the unfavorable euro-dollar exchange rate for European producers will adversely affect prospects for many industries in 2004. The steel industry announced further price increases at the beginning of 2004 to combat higher costs. It is not possible to say for certain whether new capacities in non-ferrous metals industries such as aluminum, copper or ferro-nickel will translate into higher demand for refractories in 2004, due to many market uncertainties at present.

The order situation for RHI Refractories remains good at the beginning of 2004, although market uncertainties, particularly in the project business, can still be clearly felt. RHI has already managed to secure key projects, for example in the glass industry, in the run-up to the opening of its new works in China, scheduled for the end of 2004. RHI will continue to operate a selective pricing policy on the market in 2004, as in previous years, to ensure that the interests of both RHI and its customers are fairly represented.

All in all, RHI is expecting business to develop positively against a generally improved business climate for the refractories industry worldwide. Our objectives in 2004, as in 2003, are to win market shares in China and in Asia generally, as well as in Eastern Europe, particularly in Russia. In line with a strict credit risk management policy, however, RHI will again only accept projects that allow us to hedge adequately against the risk of customer default.

Insulating

Construction and construction material markets in Europe are not developing homogeneously. While Germany and Austria, Heraklith's most important individual markets, are only showing minimal growth potential after several years of recession, the situation in Central and Eastern Europe is significantly better.

Heraklith will be able to profit from a healthy construction sector in the EU accession states in 2004 due to its strong presence there. The prospects in other east European countries such as the Ukraine and Belarus and other new export markets in Europe and Asia are substantially better than those in Western Europe. However, this is somewhat dampened by aggressive price policies in the fight for market shares, which are still apparent on some markets due to over-capacities and fierce competition.

After the successful repositioning of Heraklith, RHI expects its Insulating division to continue to improve results in 2004, although the scope for this is still limited by the general market and competitive situation at present.

RHI Group

Forecasts for the RHI Group results in 2004 are positive overall, provided the world economy is not subject to renewed recessionary or exchange rate pressures.

RHI will continue to fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

US Chapter 11 Proceedings

Proceedings develop on schedule

The Chapter 11 proceedings of the US refractories firms NARCO, Harbison-Walker and Global Industrial Technologies (GIT), which were deconsolidated at the end of 2001, are ongoing. These firms are no longer considered subsidiaries of RHI, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings.

On July 31, 2003, reorganization plans were submitted to the relevant court in Pittsburgh, but were not approved by all the parties concerned. However, from RHI's perspective, these reorganization plans gave rise to payment claims against Honeywell and Halliburton and its subsidiary DII Industries, which had been agreed with the aforementioned former owners of the US refractories firms at the beginning of 2002.

Positive progress made

RHI and several RHI affiliates entered into settlement agreements on April 9, 2004 with the previous owners of certain former affiliated US companies and with the companies themselves, which have been operating under Chapter 11 of the US Bankruptcy Code since the beginning of 2002. These settlement agreements, which were filed with the competent Bankruptcy Court in Pittsburgh, represent important steps to resolve open issues and legal disputes, among other things related to the acquisition of Global Industrial Technologies, Inc. ("GIT") in the year 1999 and to the related Chapter 11 proceedings. All agreements reached are subject to the approval by the court in Pittsburgh.

The agreements include the following central issues:
RHI and DII Industries have agreed to settle their legal disputes about an agreement made in the year 2002 regarding further payments in the context of the Chapter 11 proceedings of Harbison-Walker. In December 2003, DII initiated voluntary Chapter 11 proceedings in accordance with the US Bankruptcy Code and presented a plan of reorganization, which, among other things, provided for the establishment of trust funds for asbestos and silica-based claims against Harbison-Walker and permanent channeling injunctions in accordance with Sections 524(g) and/or 105 of the US Bankruptcy Code with respect to such claims. If the settlement agreement is approved, the DII plan of reorganization will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions contemplated by the DII plan of reorganization. If the Bankruptcy Court approves the agreement, DII will pay USD 10.0 million to RHI Refractories Holding and, on behalf of the RHI companies, USD 1.0 million to the asbestos and silica trusts.

RHI, several RHI affiliates and various US companies operating under Chapter 11, including NARCO and GIT, also have reached agreements to settle all mutual prepetition claims, including those arising from receivables, payables, bank guarantees, liabilities and tax issues arising out of the debtors' affiliation with RHI. If the settlement agreements are approved, the plans of reorganization of the US companies will be amended to provide, among other things, that RHI AG and its affiliates will be beneficiaries of the channeling injunctions of the plans of reorganization. The agreements regulate the handling of bank guarantees and liabilities as well as RHI's relinquishment of prepetition operating receivables from the US debtor companies and the relinquishment of all shares in the US debtor companies in the course of the Chapter 11 proceedings. As RHI wrote down all accounts receivable and book values of investments affected in the financial statements of 2001, no burdens on the results will arise from these agreements for RHI. A condition to the settlement agreement is a USD 60 million payment by Honeywell International Inc. to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing.

If the court gives its approval, RHI and its companies will receive protection with respect to all asbestos claims against the debtor companies in the USA on the basis of the settlement agreements reached now. In addition, litigation issues with Halliburton will be resolved and further uncertainties arising from risks and payment agreements related to the Chapter 11 proceedings can be eliminated. The implementation of all settlement agreements can be effected as soon as the court in Pittsburgh gives its approval to the settlement agreements and to the debtors' reorganization plans within the Chapter 11 proceedings.

As matters stand, RHI expects this to be concluded in 2004 although the length of the Chapter 11 proceedings is not certain.

RHI Share

RHI AG has been listed on Vienna Stock Exchange since 1987, and has been a member of the Austrian Traded Index ATX since 1991.

In addition, RHI has been listed on Frankfurt Stock Exchange since 1993 in the regulated market in the General Standard segment. In autumn 2003, RHI submitted an application to delist in Frankfurt/Main, as less than 5% of trading volume has been generated on this stock exchange in the past few years. Concentrating RHI's listing on Vienna Stock Exchange, where the share is traded via the highly efficient XETRA® trading platform also has advantages for German shareholders. This focuses and improves liquidity, which is in the interests of all market participants. Transactions can be made outside auction hours at any time via continuous trading using the transparent electronic order book.

The professional services provided at Vienna Stock Exchange by specialists and market makers guarantee high liquidity for international orders for RHI stock. RHI is convinced that the delisting in Frankfurt/Main, which took effect in February 2004, and the concentration on Vienna Stock Exchange is in investors' best interests. Since this time, RHI has traded in Frankfurt on the deregulated market on request of a stockbroker.

As a member of the ATX, RHI is also a member of the PRIME MARKET of Vienna Stock Exchange, which, since the beginning of 2002, has included companies that have committed themselves to compliance with strict criteria governing transparency, quality and disclosure. For the first time in 2003, RHI has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). This significantly eases comparability of RHI's financial data with those of its competitors for international analysts and investors. This and RHI's commitment in 2003 to uphold the Austrian Corporate Governance Code ensure that internationally recognized financial market criteria can be fully met in the interests of investors and the capital market.

RHI share price 04/2001-03/2004



35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
EUR
Apr 01 Jul 01 Oct 01 Jan 02 Apr 02 Jul 02 Oct 02 Jan 03 Apr 03 Jul 03 Oct 03 Jan 04 Mar 04
RHI
ATX relative
DAX relative

Share price

After a decline in the share price in 2001 following RHI's financial crisis, the RHI share hit a low of € 4.35 in January 2002. Following a successful restructuring of capital and a turnaround in 2002, RHI stock rallied significantly, shooting up to € 7.35 on the Vienna Stock Exchange at December 30, 2002. Based on the clear strategic direction of the RHI Group and the good operating results of its core refractories business, interest in the stock increased significantly in 2003, particularly from new institutional investors. The RHI share price closed in Vienna at € 15.10 at December 30, 2003. RHI's market capitalization also doubled, amounting to € 302 million at year-end compared with € 146 million at the same time in the previous year.

The significant increase in trading volume and the strong rise in the stock price reflect the trust investors have in RHI's successful restructuring and in its chosen strategic direction.

Convertible bonds

At the extraordinary general meeting on February 15, 2002, RHI AG's Board of Management gained approval for two capital increases as part of the capital restructuring program to secure its capital structure long-term, enabling it to issue two subordinated convertible bonds of tranche A and B.

In April 2002, RHI AG's Board of Management decided to use this authorization to issue tranche A with a total nominal value of € 72.36 million, maturity up to and including December 31, 2009. Conversion will not be possible until January 1, 2007.

This tranche was reserved for banks; stockholders had no subscription rights.

Furthermore, tranche B was issued with an identical nominal value of € 72.36 million, split into 1,809 part convertible bonds with a nominal value of € 40,000, also maturing on December 31, 2009. Tranche B could not be converted until January 1, 2003, and at quarterly intervals thereafter.

At October 1, 2003, 15 convertible bonds of tranche B were converted into 82,500 new RHI shares for the first time. A further 9 bonds were converted into 49,500 shares on January 1, 2004, and 2 bonds were converted into 11,000 shares on April 1, 2004. The current number of RHI shares is 20,063,039.

The complete conversion of all bonds may result long-term in 39.8 million voting, no-par common RHI AG stock. The new shares are eligible for dividends from the beginning of the business year in which the conversion is declared.

RHI shareholder structure



> 80% free float
< 10% E.ON AG, Germany
< 10% August François von Finck, Switzerland

RHI Share: Key figures

in €	2003	2002
Share price at year-end[1]	15.10	7.35
High[1]	15.50	8.10
Low[1]	7.44	4.35
Average[1]	10.93	6.92
Number of shares (in million units)	20.00	19,92
Stock exchange turnover (in million units)	12.92	14,85
Stock exchange turnover (in € million)	144	100
Market capitalization (€ million)[2]	302	146

1 Closing price at Vienna Stock Exchange
2 at year-end

ISIN

RHI Share:
AT0000676903
Convertible bond tranche A:
AT0000443049
Convertible bond tranche B:
AT0000443056

Information on RHI

The investor relations department of RHI AG is available to answer queries from all shareholders and capital market participants relating to the share and the company. The most important information is also available on the Internet at www.rhi-ag.com.

Shareholder hotline:	+43/1/50213-6123
Shareholder fax:	+43/1/50213-6130
e-mail:	rhi@rhi-ag.com
Internet:	www.rhi-ag.com
Reuters:	RHIV.VI
Bloomberg:	RADX AV

Capital market key dates 2004

23.03.2004 Preliminary result 2003
22.04.2004 Final result 2003
06.05.2004 1st quarter result 2004
27.05.2004 Annual General Meeting
03.08.2004 Half-year result 2004
03.11.2004 3rd quarter result 2004

Corporate Governance

Since October 1, 2002, the Austrian Code of Corporate Governance has given Austrian companies a framework for the management and supervision of a company. This Code includes internationally recognized standards of good corporate governance as well as incorporating the main provisions of Austrian stock corporation law.

The Code advocates a system of management and supervision of companies and groups aimed at achieving accountability and creating long-term, sustainable value. This is intended to provide a company's stakeholders with a high degree of transparency and to serve as an important guide for international investors.

The Code is based on Austrian stock corporation law, stock exchange and capital market regulations, and its principles follow the OECD's Corporate Governance guidelines.

RHI supports the code's objectives to strengthen the confidence of domestic and foreign investors in the Austrian capital market by providing more transparency and uniform standards.

In addition, RHI advocates the statutory provisions to prevent insider trading and has applied these provisions since April 1, 2002 when the Securities Issuer Compliance Regulation to support § 82 (5a) of the Stock Exchange Act was implemented.

RHI's Boards meet regularly to discuss the requirements of the Corporate Governance Code in detail, and the code's regulations and recommendations are met to a very great extent by the company. At the company's Annual General Meeting on May 26, 2003, RHI's Board of Management published its first annual declaration of compliance including deviations as required by Figure 58 of the Code.

Corporate Governance Report of RHI AG

(March 22, 2004 version)

RHI respects the Austrian Code of Corporate Governance and undertakes to comply with the provisions documented therein. The Code comprises the following rule categories:

1. Legal Requirement (L):
This rule refers to mandatory legal requirements.

2. Comply or Explain (C):
This rule is to be followed; any deviation must be explained and the reasons stated in order to be in compliance with the Code.

3. Recommendation (R):
The nature of this rule is a recommendation; non-compliance with this rule requires neither disclosure nor explanation.

RHI AG already complies with the vast majority of the rules and recommendations contained in the Code as a member of the ATX and the Prime Market of Vienna Stock Exchange and has practised accountable corporate governance for a long time.

RHI deviates from the recommendations of the Code of Corporate Governance in the following points:

Figure 3 Corporate Governance Code (Recommendation):
Wording of the Code: In the interests of treating all shareholders equally, the articles of incorporation of a company shall contain a clause excluding the applicability of the maximum permissible reduction of 15% on the purchase price in the case of mandatory bids, which is allowed under the Takeover Act.
RHI's comment: The General Meeting is entitled to suspend this regulation.

Figure 31 Corporate Governance Code (Recommendation):
Wording of the Code: The compensation of the Management Board is to be reported separately.
RHI's comment: The decision to publish personal remuneration lies with each individual member of the Board of Management; individual remuneration is therefore not published in the annual report.

Figure 42 Corporate Governance Code (Comply or Explain):
Wording of the Code: The Supervisory Board shall set up a strategy committee. Where supervisory boards have fewer than 6 members (including employees' representatives), this function may be assumed jointly by all members. A strategy committee shall prepare decisions of fundamental significance in cooperation with the Management Board,

and if necessary also consult with experts, and shall present these decisions to the entire Supervisory Board.
RHI's comment: At least once a year, the entire Supervisory Board meets exclusively to discuss corporate strategy (strategy workshop).

Figure 43 Corporate Governance Code (Comply or Explain):
Wording of the Code: The Supervisory Board shall set up a human resource committee and the chairperson of this committee shall always be the chairperson of the Supervisory Board. Where supervisory boards have fewer than 6 members (including employees' representatives) this function may be assumed jointly by all members. The human resources committee may be identical with the strategy committee.

The human resources committee shall deal with human resources issues of the management board members and also with successor planning. The human resources committee shall decide on the content of employment contracts with management board and on their compensation[1]. Moreover, the human resources committee shall be responsible for reaching decisions on any sideline business of management board members.
1 Participation of employee representatives in decision-making applies to all supervisory board committees; a committee without employee representatives can only be set up for matters relating to employment contracts.
RHI's comment: The duties listed in this provision are exercised by the Chair of the Supervisory Board.

RHI AG
The Board of Management

The full version of the Austrian Code of Corporate Governance is available in the Internet at www.corporate-governance.at.

Employees

One of the pillars of the RHI Group is its multicultural network of experts and managers, providing the best solutions for customers and ensuring RHI's business success. The annual average headcount in RHI's fully consolidated companies in 2003 was 7,836 (previous year: 8,478) broken down by region as follows: 11% Eastern Europe, 7% Canada/USA, 6% Central and South America, 5% Africa and 4% Asia/Pacific. 67% of the group's employees are based in Western Europe. At the end of 2003, 2,267 employees worked at the group's locations in Austria.

Employee ownership scheme

The employee stock ownership plan "4 plus 1" continued in 2003.

This plan grants employees the option to receive bonus stock worth up to € 730 in total against RHI stock they have purchased to a total value of up to € 2,920 per annum. At year-end 2003, 1,360 (previous year: 1,432) or 60% (previous year: 60%) of Austrian employees had received RHI stock, illustrating our staff's continuing interest in RHI and its share price development.

Convertible bond – option program

Management incentives have an important role to play in the race to attract managers of high social and technical skills, who are willing to take on responsibility in line with the objectives of the RHI Group. In 2002 RHI therefore adopted a convertible bond program for 2003 to 2005.

The program aims to grant options to board members and managers to promote company loyalty and strengthen staff commitment in the interest of raising shareholder value. The notes to this annual report contain details of this option program.

Personnel development

As RHI's future is greatly dependent on the knowledge acquired by and the training provided to its employees, a human resources program was developed for trainee management, plant managers, master craftsmen and further technical and commercial staff in management positions to improve performance and motivation.

Excerpt from RHI AG's corporate policy

>> We consider the protection of staff and the environment as a key corporate duty and as part of our corporate social responsibility towards our employees, our neighbors, our customers and our investors.
>> Responsible behavior towards our staff is therefore paramount to us, and we in turn encourage our employees to take responsibility for their own actions.
>> We motivate our staff by providing information and training on issues of safety, health, quality and environmental awareness.

RHI key personnel figures

	2003	2002
Sales revenue in € million	1,232.6	1,358.0
Personnel expenses in € million	319.2	355.4
Average annual number of employees	7,836	8,478
Number of employees at 31.12.	7,637	7,826
Personnel expenses in % of sales revenue	25.9	26.2
Personnel expenses per employee in € 1,000	40.7	41.9

Breakdown of RHI employees by region



- 67% Western Europe
- 11% Eastern Europe
- 7% Canada/USA
- 6% Central/South America
- 5% Africa
- 4% Asia/Pacific

RHI Refractories

The Refractories division, which operates globally under the RHI Refractories brand, is the market and technology leader with an optimized worldwide production and sales network. Business partners in over 180 countries from the iron & steel, cement, lime, non-ferrous metals, glass, environment, energy, and chemicals industries trust in our many years of experience and expertise in the high temperature segment. RHI Refractories has extremely well established brands, products and system solutions worldwide and is the core business of the RHI Group.

Refractories division

in € million according to IFRS	**2003**	2002
Sales revenue	**1,033.6**	1,068.1
EBITDA	**159.0**	152.6
EBIT	**115.9**	98.9
Employees	**5,764**	5,823




Hochfilzen/A
Radenthein/A
Breitenau/A
Veitsch/A
Trieben/A
Duisburg/D
Niederdollendorf/D
Mainzlar/D
Marktredwitz/D
Urmitz/D
Aken/D
Clydebank/GB
Evergem/B
Soufflenheim/F
Lugones/E
San Vito/I
Marone/I
Eskisehir/TR
Tugela/ZA
Bécancour/CDN
Burlington/CDN
Tlalnepantla/MEX
Ramos Arizpe/MEX
Lota/RCH
Santiago/RCH
Bayuquan/CN
Dalin/CN

1 RH-plant for circulating degassing in the steel industry (steel treatment)
2 Combustion area of an annular shaft kiln for producing lime
3 Regenerator (heat exchanger) of a glass melting tank
4 Kivcet kiln for the production of lead and zinc
5 Secondary reformer in synthesis gas process (production of nitrogen from natural gas)
● Production sites

Market Environment

China remains an economic catalyst in 2003

The worldwide economic climate for the refractories industry in 2003 did not improve significantly on the previous year. Only few of the industries and regions crucial to RHI Refractories produced good economic data or even managed a slight recovery.

The economy in Europe was weak, the investment and consumption climate was still very subdued. The economic climate in the USA and Canada improved slightly, but there were no signs of an upturn in Japan. Not only were the key global economic areas unable to kick-start the global economy, Central and South America, Africa, and the Near and Middle East failed to show signs of recovery, either.

However, some countries in Eastern Europe and Asia did manage to push on with economic reform, with some of the EU accession states actually achieving good growth rates.

In 2003 two key factors characterized the general economic climate: one was once again China's impressive economic performance and growth, the second was the continuing rise of the euro against the US dollar by another 20%. China, with its sharply increased demand for raw materials and investment goods in the world market, significantly impacted the price and utilization situation in many industries worldwide. An example of this is the European steel industry, which had a good utilization in 2003 due to its strong exports to China, and was able to enforce price rises. At the same time, however, producers in some cases faced significantly higher raw material, energy and freight costs.

The impact of the weak US dollar on RHI's customers has to be considered from a regional perspective. Exporting producers in the US-dollar area and those economic areas dependent on it gained competitive advantage over producers in the euro zone.

Producers in Western and Eastern Europe experienced currency-related difficulties through the sale of their products in US dollars. All in all, RHI's customers were faced with an inhomogeneous picture.

RHI Refractories superbly networked

The very diverse development of individual industries, regions and customers in 2003 illustrates just how important an adequate and efficient distribution and production structure is. The four regional business units for Steel & Flow Control and the global business units Cement & Lime, Non-ferrous metals, Glass as well as Environmental technology, Energy and Chemicals provide an optimal basis. This ensures that the right products, solutions and services can be offered based on a global information network.

Through global market penetration RHI Refractories has gradually reduced its dependence on individual markets or industries. In 2003 14% of sales revenues were realized in North America, 12% in Asia/Pacific, 11% in Central and South America, 10% in Africa and the Near and Middle East and 10% in Eastern Europe. 43% of sales revenues were generated in high-temperature industries in Europe.

RHI Refractories: Sales revenue by region



- 43 % Western Europe
- 14 % North America
- 12 % Asia/Pacific
- 11 % Central/South America
- 10 % Africa, Near/Middle East
- 10 % Eastern Europe

RHI Refractories: Sales revenue by business unit



- 41 % Steel Europe*
- 8 % Steel Central/South America
- 7 % Steel Canada/USA
- 6 % Steel Asia/Pacific
- 12 % Cement & Lime
- 9 % Non-ferrous metals
- 9 % Glass
- 5 % Environment, energy, chemicals
- 3 % Raw materials

** including Eastern Europe, Africa, Near/Middle East*

Highlights

Momentum carried into 2003

In 2003 RHI Refractories implemented further key optimization steps:

>> promotion of the key account concepts for the largest steel companies in the world
>> reinforcement of sales offices in Shanghai and expansion of service centers in China
>> establishment of a new sales office in Moscow (Russia)
>> concentration of specialties in the Austrian plants
>> reorientation of the Ramos Arizpe plant (Mexico) towards the North and Central American market
>> raising of tunnel kiln capacity in the Chilean plant in Santiago
>> reorganization of the Niederdollendorf plant for the glass industry
>> capacity expansion in the Bayuquan plant (China)
>> beginning of construction of an additional plant in Dalian (China)

Strategy remains geared towards technology leadership

The decisive factor in the success of RHI Refractories on the market is its leading technological position in most application areas. This remains the most important basis for the continuing development of products, solutions and services.

Our objective is and remains the creation of competitive advantages for RHI and its customers. More than 150 specialists from R&D, patents/licenses, quality management, technologies, logistics and technical procurement are working on this challenge in the technology center in Leoben (Austria). For details refer to "Research and Development".

Raw material integration

In the past years we have continously improved our means of procuring raw materials. Today, magnesite and dolomite mainly come from our own very high-quality, economically mined deposits in Austria, Italy and Turkey. These mining and smelting plants provide, among other materials, raw magnesite, magnesite causter, sintered magnesia and spinel as well as smelting products for the production of final refractories products. Furthermore, RHI monitors the availability and efficiency of global raw material deposits on a permanent basis. In Turkey additional magnesite deposits were acquired to ensure long-term supplies of raw materials.

26 plus 1: Second plant in China optimizes global production network

Today RHI Refractories has 26 structurally well established refractories plants in Europe, Canada, Mexico, Chile, South Africa and China, with an individually defined focus on certain refractories technologies, customer industries and regions. In 2003 RHI commenced construction of a second plant in China with an initial capacity of 40,000 annual tons of burnt basic bricks.

Customers in Asia and China from the cement, glass, non-ferrous metals and steel industries will be supplied locally by this plant. The recently opened Chinese sales offices will enable us to develop the emerging Chinese market more efficiently in future. RHI's technology together with production and logistics advantages in China will lead to economically attractive solutions.

Benefit to customers is top priority

In the past few years RHI Refractories has already benefited from its worldwide focus on all high-temperature industries. RHI profited from the continuous global consolidation of almost all refractories customer industries, particularly however, in the steel, cement and glass industries, in 2003. The global network of production, sales and service points allows RHI to serve its customers all over the world as efficiently as possible. The network gives us an increasingly important competitive advantage in serving international groups in the steel, cement and glass industries with key account concepts.
Today RHI offers its top customers comprehensive solutions (contract business) in the form of "Innovative Services" and "Full Line Service" contracts. On a global scale, nearly 40 steel works have already benefited from this innovative kind of contract. Under this contract, RHI takes over refractories value creation at the customers' premises in part or as a whole and optimizes the refractories process.
These solutions are based on:

>> optimization of lining concepts for customer aggregates
>> selection of refractories materials
>> installation of the materials at the customers' premises
>> rendering services at customers' plants, such as stock-keeping, logistics, repairs
>> provision of specialists and machines at customers' plants

RHI aims to extend its technology and market leadership in the global refractories industry. In doing so, the provision of high-quality solutions which serve both our interests and those of our customers take top priority.

Business Units



Steel & Flow Control

In **Europe** the steel industry remained weak in 2003 due to the persistent subdued demand from important key industries such as automotive and engineering. Nevertheless, steel producers were able to better utilize capacities as compared to the previous year and also to significantly raise the prices of some products. The reason for the unexpectedly good steel year in Europe was the high Chinese demand for steel, from which Western Europe, in particular, was able to profit. In this region the trend towards specialization and to increasing manufacturing penetration continued in 2003. In Eastern Europe the increase in the efficiency of existing plants remained of utmost importance. In 2003 RHI Refractories benefited from generally good capacity utilization at European steel producers. Sales volume and sales revenue improved. Contribution to profit increased as a result; customer-specific package solutions and services (Contract Business) contributed to this improvement.

In **Central and South America** the steel industry has not yet managed to overcome the precarious economic situation in many countries, which is still critical in some cases. Individual producers, however, were able to profit from the strong demand from China. In many countries business contracts for RHI were limited due to the often still unsatisfactory credit standing of potential customers. Due to our strict credit risk policy the conclusion of many business deals had to be postponed.

In this very difficult market environment RHI Refractories could not match its prior-year sales levels. For currency-related reasons the contribution to sales revenue was lower than in the previous year, because in Central and South America RHI mainly bills in US dollars. The result also fell short of the prior-year's level.

The **Asia/Pacific** steel region with China as its core market remained the focus of global steel development in 2003. China again experienced a two-digit growth rate in the production of crude steel. The steel works projects (modernizations and new plants) initiated in 2003 show what potential for high-quality refractory materials there is in China. In addition to China, RHI Refractories also benefited from the restructuring and the favorable environment of the steel industry in India in 2003. Sales volume in the Asia/Pacific region improved significantly, the contribution to sales revenue developed more slowly due to the weak US dollar. Contribution to profit also increased.

The steel market in **Canada/USA** recovered only slowly in 2003, the steel industry is still characterized by overcapacities and numerous chapter 11 cases. The steel producers benefited far less than the European competitors from strong Chinese demand. In spite of a significant rise in sales as compared to the previous year, for currency-related reasons RHI Refractories managed to maintain sales revenue at a more or less constant level. Due to modernization and optimization measures in the Canadian plants and the weakness of the US dollar earnings fell short of prior-year levels.



Cement & Lime

In 2003 the **cement** industry in Western Europe was still affected by the persistent weakness of the construction industry, especially in Germany. In Eastern Europe a significantly better economic climate and at least moderate growth were noticeable. Market developments in Central and South America were again rather divergent and generally difficult. Only the cement industry in Mexico had good capacity utilization. South America, with the exception of Chile, remained weak. The Asian markets once again reported good growth rates in 2003, with China acting as catalyst in the cement industry, and progress was made on overhauling the largely obsolete cement industry. RHI has already scored several market successes in China. In total, sales volume and revenue in the cement division were slightly down year-on-year. Apart from the weakness of the US dollar, the main reason for this was the lack of major tenders in important markets.

In 2003 the **lime** industry in Europe was again marred by a slump in the construction business, especially in Germany. Sales of lime to the steel industry remained stable. In France and Spain RHI scored major market successes; intensified sales activities in the EU accession states were successful. The business with construction engineers for lime projects in the Near and Middle East as well as in South America developed positively. In 2003 sales volume and sales revenue in the lime division were above prior-year levels. Contributions to earnings improved slightly as compared to the previous year.



Non-ferrous metals

In 2003 the market for **non-ferrous metals** experienced a turnaround. The strong demand from China and the slightly improved economy, due to lower investments in previous years, led to first shortages in mining output. At the end of 2003 this resulted in sharp price rises for all non-ferrous metals, which continued in 2004. Extensions of mine capacities already underway will not relax the market situation until 2005. In this difficult market environment facing the non-ferrous metal works RHI Refractories enhanced its world-wide market leadership position again in 2003. Sales increased sharply in Asia, in particular. The consistently high quality of RHI Refractories products and the successful co-operation with engineering firms remain the corner stones for its success, in particular with long-lived customer aggregates. RHI Refractories will further enhance its position as technology leader through RHI Non Ferrous Metals Engineering GmbH.

The product portfolio will be extended to include purging systems in particular which will enable customers to enhance the efficiency of their processes. In addition, an innovative service for process optimization can be provided by the computer simulation of the heating process of large aggregates.

RHI Refractories succeeded in raising sales in the non-ferrous metals division. Sales revenue, however, did not exceed the prior-year's levels due to the weakness of the US dollar. Contribution to profit was again satisfactory.



Glass

The **glass** industry remained stable in 2003, output rose by 3% worldwide. China alone contributed 2 percentage points to this growth. The special glass business which is very attractive for RHI showed a growth rate of 4%, in particular due to the thin-glass display technology for the manufacture of flat screens. Container glass stagnated in Western Europe and North America, and grew moderately in Eastern Europe, South America and Asia. The market for flat glass, which is mainly dependent on the automobile and construction industries, experienced significant growth in Eastern Europe and Asia. However, it stagnated in Western Europe and North America. The consolidation of glass manufacturers continued. Owens Illinois from the USA, Asahi from Japan and Rexam from Europe consolidated their strong market positions.

In October 2003 RHI and Asahi Glass Ceramics concluded an agreement on the mutual marketing of fused cast refractory products for the glass industry in Asia and Europe. RHI Refractories now offers a comprehensive high-quality product portfolio.

RHI managed to acquire a major part of the regenerator projects in the flat glass business in China, enabling it to participate in market growth. Due to the small number of tenders for new construction and repair projects, sales and sales revenues were behind prior-year figures in the glass business. Contribution to profit, however, was once again satisfactory.



Environment, energy, chemicals

The economic climate in the **environment, energy, and chemicals** sectors was difficult in 2003, the refractories demand for repairs and maintenance remained behind that of the previous year in Europe and South America. In Europe, demand was especially weak in the waste incineration business. This weakness of the maintenance market was offset by the improved situation in the global project and new plant business. The refinery business in Europe benefited from refitting for the production of low-sulfur diesel fuel. In the petrochemicals sector, new methods for the production of synthesis gas and methanol from natural gas for alternative fuels were introduced. RHI managed to win a contract for the largest ever gas-to-liquid plant to date in Qatar. At the moment the largest oil companies are investigating the construction of further plants in regions with huge natural gas deposits. Also in the power plant business more new projects were realized in 2003. RHI Refractories delivered the refractories installations for two large coal-fired power stations in Turkey and the Ukraine. These were constructed to state-of-the-art environmental standards, the observance of which was supported by high-quality refractory materials.

In 2003 RHI Refractories managed to once again raise its sales through attractive projects worldwide. The contribution to sales revenue was below that of the previous year due to the weak US dollar, contribution to profit equal to the prior-year figure.

Research and Development

R&D – The key to successful production innovation

R&D serves as the key to further enhancing RHI Refractories' position as the technology leader of refractory materials and solutions. The RHI Refractories R&D expertise is focused at the world-renowned Technology Center headquarters in Leoben, Austria; however, networking with experts in its business units and plants worldwide creates an optimal innovative working environment in all the relevant raw material and customer sectors. This networking strategy, which also includes many universities and research laboratories, enables continuous innovation for the customer's benefit. This is the only way that key and state-of-the-art refractory and material science technologies can be elaborated and applied to RHI Refractories' products, technologies, and solutions. The challenge lies in continually questioning the conventional approach to refractory and the related technological developments.

Innovative skills proven again

Examples of RHI Refractories R&D expertise include:

- >> Refractory raw materials: Due to the inherent high chemical purity and physical properties of raw materials we are not expecting any further quantum advances in this area. However, in 2003 a pilot scheme at the RHI Refractories Technology Center enabled novel tailor-made raw materials to be manufactured in a form currently unavailable on the world market.
- >> Nano technology: Intensive research in the field of fine and ultra fine materials (nano technology) has also found its way into the refractories business. In 2003 RHI Refractories R&D laid the foundation to elaborate innovative concepts with research partners and leading customers in this promising field.
- >> Additives: The development of new additives for sintered basic and nonbasic refractory products to improve the thermo-mechanical properties represented another research focus in 2003. Some of the materials and compounds have a good probability of being patented and applied to the steel, cement, lime and non-ferrous metals industries. In this field RHI Refractories closely collaborates with the University of Leoben, Austria.

In 2003 other focus areas included development of new melting raw materials, application of recycled materials, sensors and equipment, computer process simulation, and cooperative programs with research partners and leading customers.

Innovations for RHI Refractories' customers

Examples of the recent innovations that directly benefit RHI Refractories' customers include:

- >> Magnesia pressed products (basic bricks): The market launch of products with new spinels for the cement industry that are based on an RHI patent enables new high-quality brands to be produced without comparable competitor products.
- >> Carbon-based products: In order to achieve "zero emissions" with carbon-based materials for the steel industry, innovative and environmentally friendly binders were developed. The in service wear-resistant properties confirmed the advantages of these products.
- >> Slide gate refractories (I): A new production technology for slide gate plates enables high-grade, wear-resistant refractory materials and recycled materials in the uncritical areas of the slide gate plates to be combined for a low-cost solution.
- >> Slide gate refractories (II): A new concept for single heat customers, in particular for the Eastern Europe flow control market, enables slide gate plates to be manufactured using low-cost raw materials.
- >> Nonbasic bricks: New matrix-optimized sintered products for the glass industry allow different oxide material types to be combined for the manufacture of special glass.
- >> Nonbasic monolithic products: Newly developed nonbasic products with additives not readily available on the market were successfully launched in the steel industry that significantly improved the products' thermoshock characteristics.
- >> Isostatically pressed products: New glazes and environmentally friendly fibre-free spray insulation materials perform well, offering improved oxidation protection and thermal shock performance in continuous steel casting.

In the future, RHI Refractories will continue to offer its customers innovative solutions to continually improve their processes, and RHI's own R&D team is dedicated to ensuring this can be achieved.

Results and Outlook

2003 results confirm strategic direction

In the financial year 2003 RHI Refractories increased its worldwide sales volume to over 1.5 million tons of refractories products and raw materials. This is equivalent to a rise of 2.6%.

RHI experienced stronger growth than the weak market overall and gained market shares, especially in Asia and North America.

In 2003 sales revenue in the Refractories division, at € 1,033.6 million (previous year: € 1,068.1 million), was 3.2% down year-on-year despite volume increases. The 20% shift in the US dollar / euro exchange rate has had a negative impact on sales revenue, as approximately one third of RHI's world sales revenue from refractories is invoiced in US dollars or in currencies dependent on the dollar.

Adjusted for the exchange rate, sales revenue in the 2003 financial year rose 2.4% year-on-year.

In addition, in 2003 only such business deals were acquired where accounts receivable could be hedged by insurance, payment guarantees, strict payment terms or by the creditworthiness of the customer. By observing this strict credit-risk concept RHI deliberately forgoes deals in countries or with individual customers that present high risks of default of payment.

Despite the decline in sales revenue, RHI Refractories increased EBIT to € 115.9 million (previous year: € 98.9 million). Prior-year EBIT includes negative restructuring effects that had to be reported according to IFRS in 2002, that had been included in the annual financial statements for 2001 pursuant to the Austrian GAAP. Without these effects, which mainly result from a business closure in France and to restructuring in Mexico, comparable EBIT would have amounted to € 118.4 million in the year 2002.

Therefore, despite the US-dollar-related charge the quality of operating results improved again as compared to the previous year. The EBIT margin was a solid 11.2% (previous year comparable: 11.1%). Taking this into account, we met our expectations in a difficult market, even outperforming many competitors in the refractories market in operational terms.

Outlook

RHI Refractories has used the year 2003 to extend and enhance its competitive advantages. In doing so, we have set the stage for the division's strategic and operative development, with a future geared to strong earnings and cash flows.

Global business developments and incoming orders give us cause for optimism at the beginning of 2004. RHI expects business to develop well in an improved economic climate.

The further development of the global industrial economy will have to be observed as well as the currency relation between the euro and the US dollar. The absence of an economic recovery together with a further rise in the euro could adversely affect the competitiveness of many RHI customers, especially in Europe, with a corresponding knock-on effect on RHI Refractories' business. A further rise in raw material prices and freight costs could again dampen the generally optimistic outlook for RHI Refractories in 2004.

As a technology and solution-oriented specialist with over 100 years of experience with refractories solutions for nearly all customer industries, RHI Refractories is perfectly placed to offer its customers optimal solutions and to continue to grow in terms of size and profitability.

Heraklith

Insulating, the remit of the Heraklith Group, is one of the leading suppliers of insulating materials in Europe. Heraklith continues to focus on profitable market segments and attractive growth markets in Central/Eastern Europe for rock wool and wood-wool building boards. The successfully launched Heradesign® brand for room and ceiling solutions based on fine-grained wood-wool shows Heraklith's ongoing innovative strength.

Insulating division

in € million according to IFRS	**2003**	2002
Sales revenue	**166.9**	168.8
EBITDA	**16.1**	17.6
EBIT	**7.1**	4.2
Employees	**1,712**	1,775



Heraklith. Heradesign. Heraflax. Heralan.

Ferndorf/A
Frankenmarkt/A
Simbach/Inn/D
St. Egidien/D
Bad Berka/D

Dynin/CZ
Prosenice/CZ
Slavetín/CZ
Ritsona Viotias/GR
Zalaegerszeg/H
Novi Marof/HR
Nová Baňa/SK
Škofja Loka/SLO

1 Heradesign wood-wool acoustic panels with 4-colour printing process for innovative room solutions
• Production sites

Highlights

Different market environments for Heraklith in Western and Eastern Europe

In 2003 the construction and construction materials markets relevant to Heraklith showed again a very inhomogeneous picture.

In west European core markets, particularly in Germany, the construction industry has been facing an economic decline since the mid nineties, with the persistently weak market situation in Germany continuing into 2003. The slump in the construction industry has caused the business volume of the construction materials industry to decline by almost one third within the past five years. In addition, significantly increased overcapacities have resulted in aggressive price policies and fierce competition for market share. The market situation improved only slightly in Austria in 2003. A real upturn was not apparent. Only in some west European countries such as Italy, Spain and the Netherlands was the market environment generally satisfactory.

The construction industry in Central and Eastern Europe, by contrast, picked up significantly in 2003. Croatia, Slovenia, Slovakia, Hungary, the Czech Republic, Russia and Belarus remain major emerging markets in the construction materials industry. The economic and investment climate in the EU accession states was generally positive and much better than in Western Europe.

Due to overcapacities in Western Europe, however, the more accessible growth markets in Central Europe are experiencing fiercer competition, as individual suppliers are now trying to defend or gain market shares through aggressive price policies.

Restructuring and realignment take effect

Manufacturing costs were reduced significantly through measures in the German and Austrian plants and due to the closure of the Sperenberg plant (Berlin) in 2002. The new wood shaping technology in Ferndorf (Austria) and the market launch of the new generation of Heradesign® acoustic boards also had a positive impact, as expected. These measures were accompanied by a comprehensive reduction of overheads, particularly in Austria and Germany.

Further major steps towards a repositioning of Heraklith were taken in 2003. In March 2003, for instance, Österreichische Heraklith GmbH was converted into Heraklith AG in order to emphasize the operative independence and accountability of the Insulating division within the RHI Group. The operative structure of the Heraklith Group in Western Europe is based on three new pillars:

>> Business Unit Buildings
>> Business Unit Ceilings/Inner Walls
>> Business Unit Industrial Insulating Materials

This realignment already significantly facilitated developing the market in 2003.

Heraklith: Sales revenue by region


35 % Germany
22 % Austria
23 % Eastern Europe
20 % Other countries

Heraklith: Sales revenue by product group


61 % Rock wool
32 % Wood-wool building boards
7 % Natural insulating materials/other

Results and Outlook

EBIT significantly improved

In the year 2003, Heraklith generated sales revenue of € 166.9 million (previous year: € 168.8 million). Sales revenue declined due to the shift in the group's product portfolio towards more profitable market segments together with capacity reductions, and due to the very weak market situation in Germany and Austria. These countries' share in Heraklith's total sales revenue declined from 59% in 2002 to 57% in 2003, which has enabled the group to reduce its dependence on its former core markets, which are expected to show only little growth potential in future.

By increasing its exports to attractive countries in Western Europe and Asia, for instance to Italy, Spain and South Korea and through market penetration of emerging markets in Central and Eastern Europe, Heraklith almost managed to match its prior-year sales revenues.

Good sales and revenue development for rock wool in Eastern Europe and successes in marketing innovative special products in the emerging acoustics segment in the new markets of Western Europe characterized the positive trend in the business year 2003. Heraklith now exports special products to over 30 countries worldwide in addition to its traditional European markets .

The EBIT of the Heraklith division amounted to € 7.1 million (previous year: € 4.2 million), significantly up on the prior-year's figure with sales revenue remaining almost unchanged. Due to fierce competition and the aggressive price situation in many markets, the positive impact on costs and portfolio did not take full effect in 2003. Nevertheless, the EBIT margin of 4.2% (previous year: 2.5%) is good when compared with industry benchmarks and is an important milestone towards leading the insulating industry in profitability terms.

Outlook

Heraklith will focus on three strategic issues as a consequence of its realignment:

>> Reinforcement of market penetration in the emerging economies of Central and Eastern Europe, focusing on Russia, the Ukraine, Belarus, Romania, Bulgaria and the successor states of the former Yugoslavia in addition to the EU accession states.

>> Development of new innovative solutions for profitable segments in interior fittings (wall and ceiling) and acoustics, as illustrated by Heradesign®.

>> Active cost management in the core markets of Germany and Austria, as there is no notable potential for growth here.

The successful marketing of the new generation of Heradesign® products based on fine-grained wood-wool and a new production technology will continue in 2004. Heradesign® opens up completely new possibilities for architects and construction engineers for creative applications for walls and ceilings.

The main objective is to continuously improve the profitability of the Heraklith Group. RHI is convinced that it has created an adequate basis to achieve this aim by adopting its new structure, and expects EBIT to rise again in 2004.

RHI Consolidated Financial Statements 2003

Management Report

As in previous years, use was made of the option under § 267 (3) Austrian Commercial Code (HGB) and § 251 (3) HGB to summarize the management report of RHI AG together with the consolidated management report. RHI AG had no branches in the reporting period.

Economic Climate

Despite initial positive signs, the year 2003 failed to bring a significant upturn in the world's industrial cycle. China alone made a significant contribution to improving capacity utilization, once again generating strong growth rates and high demand in RHI's key customer industries. The difficult economic climate was exacerbated for many countries and industries by the development of the US dollar against the euro and other currencies. This affected many of RHI's customers as well, although the impact differed greatly from region to region and customer to customer.

The worldwide economic climate for the refractories industry in 2003 did not improve significantly on the previous year. Only few of the industries and regions crucial to RHI Refractories produced good economic data or even managed a slight recovery. The economy in Europe was weak, the investment and consumption climate.was still very subdued. The economic climate in the USA and Canada improved slightly, but there were no signs of an upturn in Japan. Not only were the key global economic areas unable to kick-start the global economy, Central and South America, Africa, and the Near and Middle East failed to show signs of recovery, either. However, some countries in Eastern Europe and Asia did manage to push on with economic reform, with some of the EU accession states actually achieving good growth rates. China, with its sharply increased demand for raw materials and investment goods in the world market, significantly impacted the price and utilization situation in many industries worldwide. At the same time, however, producers in some cases faced significantly higher raw material, energy and freight costs.

In 2003 the construction and construction materials markets relevant to the insulating materials industry showed again a very inhomogeneous picture. In west European core markets, particularly in Germany, the construction industry has been facing an economic decline since the mid nineties, with the persistently weak market situation in Germany continuing into 2003. The slump in the construction industry has caused the business volume of the construction materials industry to decline by almost one third within the past five years. In addition, significantly increased overcapacities have resulted in aggressive price policies and fierce competition for market share. The market situation improved only slightly in Austria in 2003. A real upturn was not apparent. Only in some west European countries such as Italy, Spain and the Netherlands was the market environment generally satisfactory. The construction industry in Central and Eastern Europe, by contrast, picked up significantly in 2003. Croatia, Slovenia, Slovakia, Hungary, the Czech Republic, Russia and Belarus remain major emerging markets in the construction materials industry. The economic and investment climate in the EU accession states was generally positive and much better than in Western Europe. Due to overcapacities in Western Europe, however, the more accessible growth markets in Central Europe are experiencing fiercer competition, as individual suppliers are now trying to defend or gain market shares through aggressive price policies.

Business Developments

Business developments in the Refractories division differed according to region and customer industry in 2003, but all in all were satisfactory, taking the general climate and the weak US dollar into consideration.

It was a good year for the European steel industry, thanks to the high demand from China. In 2003 RHI Refractories benefited from generally good capacity utilization at European steel producers. Sales volume and sales revenue improved.
In Central and South America the steel industry has not yet managed to overcome the precarious economic situation in many countries, which is still critical in some cases. In this very difficult market environment RHI

Refractories could not match its prior-year sales levels. For currency-related reasons the contribution to sales revenue was lower than in the previous year.
The Asia/Pacific steel region with China as its core market remained the focus of global steel development in 2003. Sales volume in the Asia/Pacific region improved significantly, the contribution to sales revenue was somewhat slower due to the weak US dollar.
The Canadian/US steel market recovered only slowly in 2003, the steel industry is still characterized by overcapacities and numerous chapter 11 cases. In spite of a significant rise in sales as compared to the previous year, for currency-related reasons RHI Refractories managed to maintain sales revenue at a more or less constant level.

The cement industry in Eastern Europe and Asia reported good growth, with China proving to be an excellent market for the cement segment. RHI Refractories has already scored several market successes in China. In total, sales volume and revenue in the cement division were slightly down year-on-year.
RHI Refractories also scored major market successes in the lime industry in France and Spain, and in the EU accession states. The new kiln business for lime projects in the Near and Middle East as well as in South America developed positively. In 2003 sales volume and sales revenue in the lime division were above prior-year levels.
In 2003 the market for non-ferrous metals experienced a turnaround. The strong demand from China and the slightly improved economy characterized the economic environment. RHI Refractories managed to increase sales volume, sales revenue remained at the prior-year's level due to exchange rates.
The glass industry remained stable in 2003, output rose by 3% worldwide. Due to the small number of tenders for new kiln and repair projects, sales and sales revenues were behind prior-year figures in the glass business.
In the environment, energy and chemicals segment, RHI Refractories managed to raise sales again, but revenue was below that of the previous year due to the weak US dollar.

All in all, RHI Refractories increased sales volume worldwide to over 1.5 million tons of refractory products and raw materials, which is equivalent to a rise of 2.9%. This has enabled RHI Refractories to grow faster than the very subdued market, winning market shares in Asia and North America in particular. Incoming orders were stable in 2003 and positive overall.

Business developments in the insulating segment differed greatly from region to region in 2003, but were satisfactory overall given the difficult market conditions. Sales revenue declined in Austria and Germany due to higher margin market segments combined with capacity decreases and a very weak market situation. These countries' share of Heraklith's total sales revenue fell from 59% in 2002 to 57% in 2003. This enabled RHI to reduce its dependence on its former core markets as planned. Good sales volume and sales revenue developments for rock wool in Eastern Europe and successes in marketing innovative special products in the emerging acoustics segment and in the new markets of Western Europe characterized the positive trend in the business year 2003. However, the competitive and price situation in many markets remained tense in 2003.

By increasing its exports to attractive countries in Western Europe and Asia, for instance, to Italy, Spain and South Korea and through market penetration in Central and Eastern Europe, Heraklith almost managed to match its prior-year sales revenues. Incoming orders were stable in 2003 and were satisfactory overall.

The economic effects of the strong euro in comparison to the US dollar hit the worldwide business of RHI Refractories in particular. Exchange-related declines in sales revenue could be partly offset by an increase in sales to existing customers and by gains in market share. Some production was shifted to outside the euro zone to counteract squeezed margins, and more raw materials were purchased for US dollars. Nevertheless the further depreciation of the dollar against the euro in comparison to 2002 had an adverse impact on sales revenue and earnings growth for RHI Refractories.

Sales revenue and earnings

From 2003 onwards, RHI reports in accordance with International Financial Reporting Standards (IFRS). The financial statements for 2002 have been adjusted to IFRS for comparison, and are therefore based on an opening balance sheet at January 1, 2002. The data presented here therefore differ from the comparative figures in the 2002 report.

RHI Group: Sales Revenue

in € million	2003	2002
Refractories	1,033.6	1,068.1
Insulating	166.9	168.8
Engineering	-	72.8
Consolidation/ Other	32.1	48.3
RHI Group	1,232.6	1,358.0

RHI consolidated sales revenue amounted to € 1,232.6 million in 2003 (previous year: € 1,358.0 million), although direct comparison is difficult due to changes to the group's portfolio. The decline in sales revenue is mainly due to the sale of engineering activities at June 30, 2002, which contributed € 72.8 million to consolidated sales revenue in 2002. In addition, the sale of waterproofing activities in 2003 affects the annual comparison.
RHI's core refractories business generated sales revenue of € 1,033.6 million in 2003 (previous year: € 1,068.1 million). The substantial shift in the US dollar / euro exchange rate has had a negative impact on sales revenue. The Insulating division increased its sales revenue in Eastern Europe and in other export markets. However, sales revenue for 2003 was, at € 166.9 million (previous year: € 168.8 million), slightly down year-on-year due to a major construction project contained in 2002 sales revenue and a continuing recession in core construction markets.

RHI consolidated sales revenue by region


37 % Rest of the EU
21 % North and South America
19 % Asia/Pacific
17 % Other Europe
6 % Austria

RHI Operating Result (EBIT)

in € million	2003	2002
Refractories	115.9	98.9
Insulating	7.1	4.2
Engineering	-	0.0
Overheads / Other	-1.0	14.5
RHI Group	122.0	117.6

EBIT (operating result) of the RHI Group amounted to € 122.0 million (previous year: € 117.6 million), which enabled RHI to increase its EBIT margin to 9.9% (previous year: 8.7%). Refractories generated EBIT amounting to € 115.9 million (previous year: € 98.9 million). The Insulating division managed to improve EBIT substantially due to reductions in overheads, successes with innovations such as Heradesign® and sales revenue increases in Eastern Europe to € 7.1 million (previous year: € 4.2 million).

RHI Group: Income Statement

in € million	2003	2002
Sales revenue	1,232.6	1,358.0
EBITDA	174.7	188.8
EBIT	122.0	117.6
Financial result	-30.2	-46.5
Result from associated companies	4.5	4.1
Profit before income taxes	96.3	75.2
Income taxes	-18.8	-25.6
Profit	77.5	49.6
Profit allocated to minorities	-4.6	-2.7
Profit allocated to RHI AG shareholders	72.9	46.9
Undiluted earnings per share (in €)	3.65	2.35
Diluted earnings per share (in €)	2.04	1.36

The 2003 financial result has improved significantly on 2002 at € -30.2 million (previous year: € -46.5 million). In addition to an operating interest result of € -23.3 million (previous year: € -27.3 million), the financial result contains interest on the present value of provisions for pensions under IFRS amounting to € -17.3 million (previous year: € -18.0 million). The financial result also includes the investment result and the other financial result amounting to € 10.4 million (previous year: € -1.2 million). The sale of shares in a real estate company in Germany amounting to € 10.6 million in 2003 was a key factor influencing the result.

Net income before income taxes of the RHI Group amounted to € 96.3 million (previous year: € 75.2 million) due to good operating results and further improvements to the financial result.
Income taxes in the RHI Group nevertheless were reduced to € -18.8 million (previous year: € -25.6 million).

Net income of the RHI Group rose by 56% and amounted to € 77.5 million (previous year: € 49.6 million). The share of minorities in net income amounted to € 4.6 million (previous year: € 2.7 million). The remaining share in net income for RHI AG shareholders amounted to € 72.9 million (previous year: € 46.9 million). Undiluted earnings per share amounted to € 3.65 (previous year: € 2.35).

Assets and Financial Position

RHI Cash Flow

in € million	2003	2002
Cash flow from operating activities	100.2	108.4
Cash flow from investing activities	-26.6	-36.1
Change in equity not affecting income	0.0	1.0
Free cash flow	73.6	73.3
Cash flow from financing activities	86.6	-99.5
Change in cash and cash equivalents	-13.0	-26.2
Financial liabilities gross	296.6	370.8
Financial liabilities net (including cash and cash equivalents)	265.5	325.1

Cash flow from operating activities in 2003 amounted to € 100.2 million (previous year: € 108.4 million), free cash flow to € 73.6 million (previous year: € 73.3 million). Cash flow was used to repay financial liabilities, as planned, which were consequently reduced to € 296.6 million (previous year: € 370.8 million). This enabled us to reduce interest payments further in 2003. Taking improvements in the use of cash and cash equivalents into consideration at € 31.1 million (previous year: € 45.7 million), financial liabilities fell to € 265.5 million net (previous year: € 325.1 million).

Cash flow from investing activities amounted to € -26.6 million in 2003 (previous year: € -36.1 million). A total of € 58.5 million (previous year: € 39.9 million) was invested in property, plant, equipment and intangible assets. € 48.0 million was accounted for by investments in the core refractories business, of which € 7.2 million relate to own work capitalized. Targeted investments in the Refractories and Insulating divisions constitute key steps in optimizing the non-current assets and potential results of the RHI Group in 2003. Cash flow from the disposal of subsidiaries amounted to € 7.4 million (previous year: € 0.0 million), € 16.6 million (previous year: € 2.0 million) was generated from the disposal of financial assets and securities.

Capital structure of the RHI Group

There were no major changes to capital structure in 2003 in comparison to the previous year. Due to the switch from Austrian GAAP to International Financial Reporting Standards (IFRS), the financial reporting under IFRS is based on the opening balance sheet at January 1, 2002.

Changes in the consolidated group and foreign currency translation did not have a material impact on the capital structure of the RHI Group at December 31, 2003.

At December 31, 2003, the RHI Group has negative equity amounting to € -422.7 million (December 31, 2002: € -466.2 million). This negative equity was first recorded in the 2001 financial statements and resulted from the deconsolidation of all US Refractories companies. These companies are no longer considered subsidiaries of RHI AG, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings.

RHI managed to avert insolvency measures through a comprehensive capital restructuring concept, based on a positive going-concern forecast. RHI negotiated a long-term, sustainable concept with its financing banks. The measures agreed with the banking consortium ensure the long-term solvency of the RHI Group. One element of the capital restructuring was the conversion of € 400 million of bank liabilities into interest-free, redemption-free subordinated liabilities to financial institutions. A further element was the issue of subordinated convertible bonds amounting to a nominal of € 144.72 million in total. The consolidated balance sheet at December 31, 2003 thus has subordinated liabilities amounting to € 530.0 million (31.12.2002: € 526.8 million).

The long-term core elements of the capital restructuring secure the liquidity of the RHI Group, enabling the group to optimize and extend its core refractories business, to implement a corporate policy geared towards cash flow and to build up equity capital long term. At December 31, 2003, the RHI Group had a revolving credit facility amounting to € 422.1 million in total (31.12.2002: € 526.6 million).

Research & Development

R&D serves as the key to further enhancing RHI Refractories' position as the technology leader of refractory materials and solutions. The RHI Refractories R&D expertise is focused at the world-renowned Technology Center headquarters in Leoben, Austria; however, networking with experts in its business units and plants worldwide creates an optimal innovative working environment in all the relevant raw material and customer sectors. This networking strategy, which also includes many universities and research laboratories, enables continuous innovation for the customer's benefit. This is the only way that key and state-of-the-art refractory and material science technologies can be elaborated and applied to RHI Refractories' products, technologies, and solutions. The challenge lies in continually questioning the conventional approach to refractory and the related technological developments.

Research activities in 2003 focused, for example, on new refractory raw materials, the use of fine and ultra fine materials (Nano-technology), and the development of new additives for burnt refractories. Other areas in 2003 included the development of new melting raw materials, the application of recycling materials, the focus on sensors and machines, the computer simulation of processes and, last but not least, co-operation with research partners and leading customers.

RHI Refractories launched innovative solutions in the field of magnesite-shaped products (basic bricks), carbon-based products, slide ceramics, non-basic bricks, non-basic unshaped products, and isostatically pressed products.

In the future, RHI Refractories will continue to offer its customers innovative solutions to continually improve their processes, and RHI's own R&D team is dedicated to ensuring this can be achieved.

Sales revenue and earnings prospects for 2004

Early indicators and economic forecasts at the beginning of 2004 point to an economic recovery in the major European economies. The economic upturn is expected to gain momentum in the USA, as well. High growth rates are forecast in China for all the key industries from the perspective of RHI and its customers, although the growth curve may flatten off in comparison to the dramatic developments of the past few years. Demand from China will continue to be a key factor in capacity utilization and price levels for many industries, such as the steel industry in Western and Eastern Europe and in North America.

The increase in raw material prices and sea freight rates, high energy costs and the unfavorable euro-dollar exchange rate for European producers will adversely affect prospects for many industries in 2004.

The order situation for RHI Refractories remains good at the beginning of 2004, although market uncertainties, particularly in the project business can still be clearly felt. RHI Refractories has already managed to secure key projects, for example in the glass industry, in the run-up to the opening of its new works in China, scheduled for the end of 2004. RHI Refractories will continue to operate a selective pricing policy on the market in 2004, as in previous years, to ensure that the interests of both RHI Refractories and its customers are fairly represented. All in all, RHI Refractories is expecting business to develop positively against a generally improved business climate for the refractories industry worldwide. Our objectives in 2004, as in 2003, are to win market shares in China and in Asia generally, as well as in Eastern Europe, particularly in Russia. In line with a strict credit risk management policy, however, RHI Refractories will again only accept projects that allow us to hedge adequately against the risk of customer default.

In 2003 the construction and construction materials markets in Europe showed a very inhomogeneous picture. While Heraklith's most important individual markets in Germany and Austria only offer minimal opportunities for growth after several years of recession, the situation in Central and Eastern Europe is significantly better. Heraklith will be able to profit from a healthy construction sector in the EU accession states in 2004 due to its strong presence there. The prospects in other east European countries such as the Ukraine and Belarus and other new export markets in Europe and Asia are substantially better than those in Western Europe. However, this is somewhat dampened by aggressive price policies in the fight for market shares, which are still apparent on some markets due to over-capacities and fierce competition.

RHI expects its Insulating division to continue to improve results in 2004, although the scope for this is still limited by the general market and competitive situation at present.

Forecasts for the RHI Group results in 2004 are positive overall, provided the world economy is not subjected to renewed recessionary or exchange rate pressures. RHI will continue to fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

Material events occurring after the balance sheet date

Details of material events occurring after the balance sheet date can be found in the notes.

RHI Consolidated Balance Sheet 2003

in € million	Notes	31.12.2003	%	31.12.2002	%
ASSETS					
Non-current assets					
Property, plant and equipment	(1)	453.8	38.8	472.7	38.2
Goodwill	(2)	17.3	1.5	17.4	1.4
Other intangible assets	(3)	7.9	0.7	5.2	0.4
Investments in associated companies	(4)	37.2	3.2	36.6	3.0
Financial assets	(5)	31.4	2.7	30.6	2.5
Long-term receivables	(6)	5.6	0.5	9.0	0.7
Deferred tax assets	(7)	60.3	5.1	55.2	4.4
		613.5	**52.5**	**626.7**	**50.6**
Current assets					
Inventories	(8)	223.6	19.1	227.1	18.3
Trade and other current receivables	(9)	275.8	23.5	311.1	25.1
Current portion of long-term receivables	(6)	4.7	0.4	2.4	0.2
Receivables from income taxes		16.8	1.4	13.1	1.1
Securities and investments		5.2	0.4	12.5	1.0
Cash and cash equivalents	(10)	31.1	2.7	45.7	3.7
		557.2	**47.5**	**611.9**	**49.4**
		1,170.7	**100.0**	**1,238.6**	**100.0**

	Notes	31.12.2003	%	31.12.2002	%
EQUITY AND LIABILITIES					
Equity capital, allocable to RHI AG stockholders					
Capital stock	(11)	145.7	12.4	144.8	11.7
Group reserves	(11)	-602.0	-51.4	-645.9	-52.1
		-456.3	**-39.0**	**-501.1**	**-40.4**
Minority interests	(11)	**33.6**	**2.9**	**34.9**	**2.8**
		-422.7	**-36.1**	**-466.2**	**-37.6**
Long-term debt					
Subordinated liabilities payable to financial institutions	(12)	400.0	34.2	400.0	32.3
Subordinated convertible bond	(13)	130.0	11.1	126.8	10.2
Subordinated debt		530.0	45.3	526.8	42.5
Other long-term financial liabilities	(14)	227.3	19.4	269.7	21.8
Deferred tax liabilities	(7)	29.1	2.5	28.0	2.2
Provisions for personnel expenses	(15)	319.2	27.3	327.0	26.4
Other long-term provisions	(16)	2.5	0.2	2.5	0.2
Other long-term liabilities	(17)	57.4	4.9	61.7	5.0
		635.5	54.3	688.9	55.6
		1,165.5	**99.6**	**1,215.7**	**98.1**
Current liabilities					
Trade and other current payables	(17)	266.2	22.7	281.6	22.7
Current financial liabilities	(14)	69.3	5.9	101.1	8.2
Liabilities from income tax		20.1	1.7	12.8	1.0
Current provisions	(16)	72.3	6.2	93.6	7.6
		427.9	**36.5**	**489.1**	**39.5**
		1,170.7	**100.0**	**1,238.6**	**100.0**

RHI Consolidated Income Statement 2003

in € million	Notes	2003	%	2002	%
Sales revenue	(19)	1,232.6	100.0	1,358.0	100.0
Change in inventory and other own work capitalized	(20)	6.9	0.6	5.5	0.4
Other income	(21)	30.4	2.5	48.4	3.6
Cost of material and other production services	(22)	-540.7	-43.9	-625.1	-46.1
Personnel expenses	(23)	-319.2	-25.9	-355.4	-26.2
Amortization of goodwill		-1.2	-0.1	-5.6	-0.4
Amortization of other assets/depreciation of property, plant & equipment	(24)	-51.5	-4.2	-65.6	-4.8
Other expenses	(25)	-235.3	-19.1	-246.0	-18.1
Gains from discontinuing operations	(26)	0.0	0.0	3.4	0.3
Operating result		**122.0**	**9.9**	**117.6**	**8.7**
Financial result	(27)	-30.2	-2.5	-46.5	-3.5
Result from associated companies	(28)	4.5	0.4	4.1	0.3
Net income before income taxes		**96.3**	**7.8**	**75.2**	**5.5**
Income taxes	(29)	-18.8	-1.5	-25.6	-1.8
Net income		**77.5**	**6.3**	**49.6**	**3.7**
Share of profit allocable to					
RHI AG shareholders		72.9	5.9	46.9	3.5
Minorities		4.6	0.4	2.7	0.2
		77.5	6.3	49.6	3.7

in €			
Undiluted earnings per share	(34)	3.65	2.35
Diluted earnings per share [1]	(34)	2.04	1.36

1 Diluted earnings per share assume a conversion of the convertible bonds issued by 2009

Statements of Changes in Equity RHI Group 2003

in € million	Notes	Capital Stock	Additional paid-in capital	Reserves from valuation of securities at fair value	Adjustments currency translation	Consolidated results	Group reserves	Minorities Shares	Equity capital Total
		Equity capital, allocable to RHI AG shareholders							
31.12.2002		**144.8**	37.0	10.4	-25.2	-668.1	**-645.9**	**34.9**	**-466.2**
Exchange rate fluctuations					-20.7		**-20.7**	**-1.4**	**-22.1**
Securities									
Changes to present value not affecting result				3.1			**3.1**		**3.1**
Reversal affecting result				-10.6			**-10.6**		**-10.6**
Other changes						-0.8	**-0.8**	**-2.2**	**-3.0**
Results offset directly against equity		**0.0**	0.0	-7.5	-20.7	-0.8	**-29.0**	**-3.6**	**-32.6**
Net income 2003						72.9	**72.9**	**4.6**	**77.5**
Overall result 2003		**0.0**	0.0	-7.5	-20.7	72.1	**43.9**	**1.0**	**44.9**
Dividend payments							**0.0**	**-2.3**	**-2.3**
Capital increase		**0.9**					**0.0**		**0.9**
31.12.2003	(11)	**145.7**	37.0	2.9	-45.9	-596.0	**-602.0**	**33.6**	**-422.7**

in € million	Notes	Capital Stock	Additional paid-in capital	Reserves from valuation of- securities at fair value	Adjustments currency translation	Consolidated results	Group reserves	Minorities Shares	Equity capital Total
		Equity capital, allocable to RHI AG shareholders							
31.12.2001		**144.8**	26.9	0.4	0.0	-709.1	**-681.8**	**37.7**	**-499.3**
Exchange rate fluctuations					-25.2		**-25.2**	**-1.0**	**-26.2**
Changes to present value not affecting result				10.0			**10.0**		**10.0**
Other changes						-5.9	**-5.9**	**-2.2**	**-8.1**
Results offset directly against equity		**0.0**	0.0	10.0	-25.2	-5.9	**-21.1**	**-3.2**	**-24.3**
Net income 2002						46.9	**46.9**	**2.7**	**49.6**
Overall result 2002		**0.0**	0.0	10.0	-25.2	41.0	**25.8**	**-0.5**	**25.3**
Dividend payments							**0.0**	**-2.3**	**-2.3**
Premium from convertible bond			10.1				**10.1**		**10.1**
31.12.2002	(11)	**144.8**	37.0	10.4	-25.2	-668.1	**-645.9**	**34.9**	**-466.2**

RHI Consolidated Cash Flow Statement 2003

in € million	Notes	2003	2002
Net income before income taxes		96.3	75.2
Result from the disposal of non-current assets		-2.0	-0.5
Depreciation and amortization of non-current assets		52.7	88.3
Write-ups to non-current assets		-0.3	0.0
Payment of income taxes		-18.9	-23.9
Interest result		40.6	45.3
Result from associated companies		-4.2	-3.9
Change in inventories		-9.4	10.6
Change in trade receivables		13.2	18.6
Change in trade payables		-1.8	-6.1
Change in provisions		-39.2	-164.0
Change in other receivables and other assets		2.2	-2.1
Change in other liabilities		-17.2	72.7
Other		-11.8	-1.8
Cash flow from operating activities	(30)	**100.2**	**108.4**
Cash flow from discontinuing operations		0.0	2.7
Investments in subsidiaries		-2.4	-0.1
Investments in property, plant and equipment and in intangible assets		-58.5	-39.9
Investments in financial assets		-1.5	0.0
Investments in long-term receivables		-1.3	0.0
Cash flow from the disposal of subsidiaries		7.4	0.0
Cash flow from the disposal of property, plant and equipment and intangible assets		2.7	0.6
Cash flow from the disposal of financial assets and securities		16.6	2.0
Cash flow from the disposal of long-term receivables		2.3	3.4
Change in associated companies		3.0	-10.2
Investment subsidies received		1.3	0.1
Interest income		3.7	5.1
Dividends received		0.1	0.2
Cash flow from investing activities	(31)	**-26.6**	**-36.1**
Change in equity not affecting income		0.0	1.0
Decrease in profit participation rights		0.0	-0.5
Dividends to minority shareholders		-2.3	-2.3
Cash flow from shareholders		**-2.3**	**-2.8**
Premium from convertible bond issue		0.3	10.1
Convertible bond issue		2.7	126.3
Change in long-term borrowings		-39.4	-239.7
Change in short-term borrowings		-31.2	-65.7
Change in group financial receivables		-0.2	100.7
Change in group financial payables		0.4	-12.5
Change in other financial receivables and payables		5.1	12.0
Interest payments		-22.0	-27.9
Cash flow from financing activities	(32)	**-86.6**	**-99.5**
Total cash flow		**-13.0**	**-26.2**
Change in cash and cash equivalents		**-13.0**	**-26.2**
Cash and cash equivalents at beginning of year		45.7	74.9
Change in cash and cash equivalents due to foreign currency translation		-1.6	-3.0
Cash and cash equivalents at end of year		31.1	45.7

Consolidated Financial Statements 2003

The RHI Group

RHI is a global industrial group with its headquarters in Austria. Its business activities comprise the Refractories and Insulating divisions.

Refractories manufactures ceramic products used in high-temperature production processes exceeding 1,200° C. The Refractories division supplies industries such as steel, non-ferrous metals, cement, lime, glass as well as the environment, chemicals and energy sectors.

Insulating manufactures and distributes products made of rock wool and wood-wool building boards.

The group's parent company is RHI AG, which has its headquarters in Austria at Wienerbergstraße 11, 1100 Vienna.

Accounting principles, general

The consolidated financial statements were drawn up in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB).

The consolidated financial statements were compiled in keeping with the principle of historical cost, with the exception of derivative financial instruments and available-for-sale financial assets, which are measured at fair value at the balance sheet date.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles under IFRS requires the use of estimates and assumptions, which influence the amount and presentation of assets and liabilities in the balance sheet, disclosed contingent liabilities at the balance sheet date, and incomes and expenses recorded during the reporting period. Although these estimates are made by the Board of Management to the best of their knowledge and are based on current transactions, actual values may eventually differ from the estimates.

The Group has applied IFRS 1 "First-Time Adoption of IFRS" and IAS 1 "Presentation of Financial Statements (revised in 2003)" early. These standards were also applied to the compilation of the opening balance sheet under IFRS at the transition point at January 1, 2002 and for the comparative period in 2002.

First-time Adoption of IFRS
As a listed company, RHI has made use of the exemption from the obligation to compile its consolidated financial statements and group management report in accordance with Austrian generally accepted accounting principles pursuant to § 245 a HGB (Austrian Commercial Code).

First-time adoption of the provisions of the IASB is in accordance with IFRS 1. The required adjustments to methods of accounting and measurement for first-time adoption are to be taken retrospectively.

The following effects on equity result at January 1, 2002 (point of transition) from the transition from the Austrian Commercial Code (HGB) to IFRS and on the income statement at December 31, 2002:

in € million		01.01.2002 Equity	Effect on income statement Profit	31.12.2002 Equity
Austrian Commercial Code (HGB)		**-548.6**	**69.4**	**-508.6**
Goodwill, negative differences	(a)	2.2	-3.0	-0.2
Intangible assets and property, plant and equipment	(b)	77.6	-9.3	69.1
Shares in associates	(c)	4.5	0.9	8.2
Current assets	(d)	1.0	-1.5	9.4
Financial liabilities	(e)	0.0	3.0	3.0
Personnel provisions	(f)	-81.1	2.6	-78.6
Other provisions and liabilities	(g)	-0.5	-0.8	-3.5
Deferred taxes	(h)	45.6	-11.7	35.0
IFRS		**-499.3**	**49.6**	**-466.2**

The effects on equity shown at December 31, 2002 cannot be fully derived from the adjustments to equity capital at the transition point and from the differences in results shown. This is due to components not affecting operating results such as changes to the consolidated group, currency effects and to the measurement of balance sheet items at fair value, partly not affecting results.

(a) Goodwill, negative differences

The IFRS provisions relating to business combinations (poolings) are applied as of January 1, 2002. Goodwill resulting from capital consolidation prior to this date that was offset in full against reserves in accordance with HGB was therefore not restated as acquisitions retrospectively.

The differences from goodwill and negative differences in the transition relate to differences to the consolidated group in comparison to the consolidated financial statements compiled under HGB. Recognition of goodwill results in a positive effect of € 2.5 million at January 1, 2002, which is partly offset by negative differences amounting to € 0.3 million. The reversal of these negative differences increases other income in 2002 by approx. € 0.1 million, amortization of goodwill at around € 2.5 million is charged to the income statement as an expense. A further € 0.6 million of goodwill, which had been recognized on initial consolidation during the year at July 1, 2002 and was not valuable, was written down.

(b) Intangible assets and property, plant and equipment

The amortization and depreciation of non-current assets under the Austrian Commercial Code were partly influenced by tax considerations, whereas depreciation and amortization under IFRS is in line with estimated useful lives. Cumulated depreciation and amortization therefore has to be reduced by the required adjustment to useful lives. Equity subsequently increases by € 72.3 million at January 1, 2002 or by € 71.1 million at December 31, 2002, the income statement for 2002 was restated by € 2.0 million due to adjustments to useful lives.

Use was not made of the option to recognize fair values of individual non-current assets as appropriate historical and production costs (deemed costs).

No impairment loss had to be recognized due to the application of IAS 36 to the IFRS opening balance sheet. All required unscheduled depreciation and amortization amounting to € 7.0 million in total is charged to the income statement for 2002.

Further differences in measurement amounting to approx. € 5.3 million at the beginning and € 5.0 million at the end of 2002 result from the capitalization of financing leases under IAS 17.

(c) Shares in associates

Companies consolidated using the equity method are included at the investor's share in their net assets calculated in accordance with IFRS.

In contrast to HGB, the goodwill of one associate acquired through initial consolidation was capitalized at € 5.7 million in 2002. It will be amortized over 18 years.

(d) Current assets

Adjustments to current assets result from minor effects relating to inventories and receivables mainly relating to the measurement of available-for-sale financial assets at market value, which increase equity by € 9.7 million at December 31, 2002 (1.1.2002: € 0.4 million). € 0.7 million of this figure is charged to the income statement.

(e) Financial liabilities

The measurement of current financial liabilities increases equity and income by € 3.0 million in 2002.

(f) Personnel provisions

Use was made of the option under IFRS 1 to record all cumulative actuarial gains and losses in the IFRS opening balance.

The use of the projected unit credit method to measure post-employment benefits negatively affected equity by € 76.1 million in total at January 1, 2002 or by € 74.0 million at December 31, 2002. The consolidated financial statements drawn up in accordance with Austrian reporting requirements use the individual level premium method, although parts of the group used the entry age normal method. These adjustments reduce personnel expenses for 2002 by approx. € 2.2 million.

Other personnel expenses (anniversary bonuses, severance payments and payments to semi-retirees) result in measurement differences decreasing equity by € 5.0 million and € 4.6 million.

(g) Other provisions and liabilities

At January 1, 2002 around € 22.4 million (31.12.2002: € 0.3 million) of provisions for restructuring expenses set up in the financial statements according to HGB, particularly for works closures, did not meet the criteria stipulated by IAS 37. The actual expenses incurred in 2002 are charged to the IFRS income statement.

The described effect is balanced out, in part, by differences in the recognition of liabilities from financing leasing and investment subsidies at January 1, 2002 amounting to around € -10.3 million and to the measurement of hedging transactions at approx. € -11.2 million. An effect of € -8.7 million remained at the end of 2002 due to liabilities from financing leasing and investment subsidies.

The total measurement difference from hedging transactions is included in full in the 2002 income statement compiled in accordance with IFRS. A further € 5.0 million, mainly due to the measurement of foreign currency items under IAS 21, increases the profit for 2002.

(h) Deferred taxes

The adjustments listed above and the obligation to capitalize tax loss carryforwards according to IFRS, as long as the tax effect will probably be realized, increase the equity of the RHI Group by € 35.0 million (1.1.2002: € 45.6 million). Deferred taxes due to measurement differences in the 2002 income statement amounting to € 11.7 million in total consist of about € 2.2 million relating to the use of capitalized loss carryforwards and € 9.5 million relating to other temporary differences.

The differences relating to the cash flow statement for 2002 are as follows:

in € million		HGB	Difference	IFRS
Cash flow from operating activities	(i)	81.6	26.8	108.4
Cash flow from investing activities	(j)	-37.8	1.7	-36.1
Cash flow from financing activities	(k)	-70.4	-29.1	-99.5

(i) Cash flow from operating activities

The difference of € 26.8 million in cash flow from operating activities mainly results from the reclassification of interest receipts in cash flow from investing activities and interest payments in cash flow from financing activities, amounting to € 22.8 million net.

The sale of a non-consolidated investment was recorded under HGB as a receivable. Under IFRS, the cash inflow from this sale amounting to € 5.6 million was presented in cash flow from investing activities.

Dividend payments and the reversal of investment subsidies amounting to € 1.8 million are allocated to cash flow from investing activities under IFRS and thus decrease cash flow from operating activities.

(j) Cash flow from investing activities

Cash flow from investing activities mainly changes due to the reclassification of interest income amounting to € 5.1 million, the changed presentation of the sale of a non-consolidated investment amounting to € -5.6 million and dividend payments, investment subsidies received and long-term receivables.

The use of the average exchange rate as opposed to the closing rate for investments in property, plant and equipment and other intangible assets results in a difference of € 1.0 million.

(k) Cash flow from financing activities

The presentation of € -27.9 million of interest receipts and the € -0.6 million change in financing leasing liabilities account for the main portion of the difference in cash flow from financing activities.

Principles of accounting and measurement

A Principles of consolidation

The balance sheet date for all the financial statements included in consolidation is December 31, 2003.

Consolidated group

The consolidated financial statements include – in addition to RHI AG - 16 (31.12.2002: 17) Austrian and 67 (31.12.2002: 68) foreign subsidiaries, in which RHI AG holds either a direct or an indirect majority of voting rights, or exercises management control.

Seven companies, whose operating and financial policies are significantly influenced by group companies, (associates) are consolidated using the equity method.

The consolidated group developed as follows over the reporting period:

	Full consolidation	Equity method
At 31.12.2002	86	7
Additions	2	0
Disposals	4	0
At 31.12.2003	**84**	**7**

Fully consolidated subsidiaries

Additions

Additions to the consolidated group in 2003 in comparison to the previous year were RHI Refractories (Dalian) Co., Ltd., Dalian, China, which was founded in May 2003, and Heraklith Consulting & Engineering GmbH, Fürnitz, founded on October 1, 2003.

A total of € 2.4 million (2002: € 0.1 million) was spent on investments in shares in subsidiaries in 2003. This is broken down as follows:

The investment held in the fully consolidated subsidiary Didier-Werke AG, Wiesbaden, Germany, was increased at the end of March 2003/beginning of April by 1.27 percent, by around 0.01 percent in August and by a further 0.01 percent in November. A total of € 2.2 million was spent on acquiring the shares. The goodwill acquired amounting to € 1.0 million is amortized over 18 years using the straight-line method.

A further € 0.2 million was paid on top of the purchase price for Thüringer Dämmstoffwerke GmbH & Co KG, Bad Berka, Germany in March 2003.

Disposals

Due to mergers with other consolidated companies, GEFRO GmbH, Wiesbaden, Germany and Veitsch-Radex Holding GmbH, Vienna, are no longer part of the consolidated group.

Villas Austria GmbH, Fürnitz was deconsolidated at May 31, 2003. Villas Hungaria Kft., Zalaegerszeg, Hungary, was deconsolidated at November 30, 2003.

The effects of the changes to consolidation on the consolidated balance sheet and income statement at December 31, 2003 are as follows:

in € million	Disposal
ASSETS	
Non-current assets	-7.2
Current assets (not including cash and cash equivalents)	-6.9
Cash and cash equivalents	-1.3
	-15.4

in € million	Disposal
EQUITY AND LIABILITIES	
Equity	-3.1
Long-term debt	-4.2
Current debt	-8.1
	-15.4

in € million	Disposal
Sales revenue	-94.5
Operating result	1.6
Result before income taxes	2.7

The effects on the consolidated balance sheet relate entirely to the sale of Villas Austria GmbH, Fürnitz, and to Villas Hungaria Kft., Zalaegerszeg, Hungary. The income statement was additionally influenced by the disposals of the engineering group in the previous year.

Subsidiaries not included in consolidation

The option to include 11 subsidiaries was not exercised as they are deemed not to be of material importance in giving a true and fair view of the group's financial position, the results of its operations and its cash flows. The sales revenue of the subsidiaries concerned account for approx. 0.03 percent of total group sales revenue.

The lead companies of 49 former US subsidiaries of the RHI Group (particularly Harbison Walker Refractories Co., AP Green Industries Inc. and North American Refractories Co.) have filed for protection and reorganization under Chapter 11 of the US Bankruptcy Code due to the steps taken by US management. These companies are no longer deemed subsidiaries of RHI AG, as RHI AG is no longer able to exercise control over these companies due to the Chapter 11 proceedings.

A comprehensive list of the consolidated group and the shareholdings of RHI AG can be found in Note 39.

Methods of consolidation

Capital consolidation is carried out in accordance with the provisions of IAS 22. The historical costs of the investments in the subsidiaries plus direct acquisition costs are offset against the share in net assets based on the fair values of the assets and liabilities of these companies at the time of acquisition or transfer of control.

Goodwill acquired at initial consolidation is capitalized and amortized over its expected useful life on a straight-line basis. Negative differences are netted and the balance charged to the income statement in accordance with IAS 22.

Intragroup receivables and payables as well as expenses and income are netted. Interim results in non-current assets and inventories are netted, unless they are deemed immaterial.

Deferred taxes required under IAS 12 are set up for temporary differences resulting from consolidation.

Investments in associates are accounted for by the equity method. Associates are entities in which the group has 20 to 50 percent of the voting rights and can exercise significant influence. The historical costs of the investments accounted for by the equity method are adjusted annually by the change in the equity of the associate attributable to the RHI Group. The principles applicable to full consolidation are used to account for differences between the historical costs of the investment and the fair values of the group's share in the associate's equity.

Investments are deconsolidated on the day the significant influence ceases to exist.

B Currency translation

The consolidated financial statements are measured in euros. All amounts are given in million euros (€ million) unless otherwise stated.

Receivables and payables denominated in foreign currencies in the individual financial statements of group companies are measured at the exchange rate prevailing at the balance sheet date.

With the exception of Magnesit Anonim Sirketi, Istanbul, Turkey, and RHI CHILE S.A., Santiago, Chile, the financial statements of foreign subsidiaries are translated into euros using the functional currency concept. This is the currency of the country where the subsidiaries are located as the subsidiaries operate independently in financial, economic and organizational terms.

The financial statements of Magnesit Anonim Sirketi, Istanbul, Turkey and RHI CHILE S.A., Santiago, Chile, are denominated in euros and US-dollars respectively.

Assets and liabilities of foreign subsidiaries are translated at the mean rate at the balance sheet date, income statement items are translated at annual average rates. Translation differences resulting from this or from the currency translation of amounts carried forward from the previous year are taken to equity and do not affect results.

Goodwill arising from the acquisition of an economically independent subsidiary is translated into the group's currency at initial consolidation. Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate on the balance sheet date.

Unrealized exchange rate differences from long-term shareholder loans are offset against the adjusting item for currency translation, not affecting results.

The euro exchange rates of the main currencies are listed in the following table:

	Closing rate		Average rate	
	31.12.2003	31.12.2002	2003	2002
British pound	0.70750	0.65000	0.69216	0.62882
Canadian dollar	1.63000	1.65500	1.58229	1.48376
Chilean peso	746.45000	755.31000	779.76250	652.83732
Croatian kuna	7.63000	7.485000	7.56875	7.40219
Mexican peso	14.15000	10.92600	12.22183	9.15612
Renminbi yuan	10.42900	8.68130	9.36815	7.82366
South African rand	8.36800	9.05000	8.51847	9.89703
Hungarian forint	263.00000	235.00000	253.39667	242.70811
US dollar	1.26100	1.05010	1.13180	0.94526

C Property, plant and equipment

Property, plant and equipment are measured at historical or production cost less scheduled depreciation. Property, plant and equipment are depreciated on a straight-line basis over the expected useful life of the assets. Depreciation is made pro-rata-temporis from the month following the asset's initial use.

Assets used to generate rental or leasing income or to create long-term value which are not used in production or for administrative purposes are measured at net carrying value or production cost.

Leased property, plant and equipment classified as financing leases are capitalized in accordance with IAS 17 at the lower of the fair value of the leased property or the present value of the minimum lease payments. The leased assets are depreciated on a straight-line basis over the asset's expected useful life. The future lease payments are discounted and recognized as liabilities. Current payments are split into the liability and the finance charge.

All other leasing contracts are treated as operating leases and are allocated to the lessor. Rental payments are charged to the income statement.

The production cost of self-constructed assets includes attributable direct costs plus prorated capitalized production overheads. Borrowing costs for property, plant and equipment, the production or purchase of which covers a longer period of time, are not capitalized.

Expected dismantling and disposal costs at the end of the assets' useful lives are capitalized as part of historical cost and recorded in a provision. The criteria for recognition are that a legal or constructive obligation to parties external to the enterprise exists and that a reliable measurement of the cost can be made from the transactions with those parties.

Scheduled depreciation is based on the following economic useful lives, which are uniform throughout the group:

Factory buildings	15 to 30 years
Other buildings	10 to 50 years
Land improvements	8 to 50 years
Technical plant and machinery	4 to 60 years
Other plant, furniture and fixtures	3 to 20 years

Depreciation of raw material deposits corresponds to the amount of actually extracted resources in relation to the amount expected to be extracted.

The costs of repairing property, plant and equipment are generally charged to the income statement. They are capitalized only if the costs significantly extend or improve the asset concerned.

Gains or losses resulting from the shutdown or disposal of non-current assets arising from the difference between the net amount recovered and the carrying amount are recognized as an income or expense item in the income statement.

D Goodwill, negative differences

Goodwill is recognized as an asset and is amortized over its expected useful life on a straight-line basis, currently for a maximum of 18 years.

Negative differences are offset against goodwill in the balance sheet. They are charged to the income statement over a maximum of four years.

Fully amortized goodwill and fully reversed negative differences are presented in the schedule of non-current assets as a disposal.

E Other intangible assets

Research costs are expensed in the year the costs are incurred.

Development costs also represent expenses for the period. Development costs can only be capitalized if the intangible asset will generate probable future economic benefits exceeding the development costs in addition to normal costs. In addition, all the recognition criteria under IAS 38 must be met.

Costs incurred in the internal development of software are recognized as current expenses as they arise, unless the costs primarily relate to maintaining existing software.

Expenses that can be directly and unequivocally attributed to individual programs and constitute a significant extension or improvement on the original software are capitalized as production expenses and written up to the original cost of the software. These direct costs include the personnel expenses of the development team and appropriate prorated overheads.

Capitalized development costs are amortized over their expected useful life on a straight-line basis for a maximum of five years.

Purchased intangible assets are recognized at cost including incidental acquisition costs, less scheduled amortization on a straight-line basis over their useful lives ranging from three to ten years.

F Impairment of non-current assets

Property, plant and equipment and intangible assets including goodwill are examined for impairment if circumstances arise that could indicate that the carrying amount is no longer recoverable.

As asset is impaired if the recoverable amount or the present value of future economic benefits from the asset is lower than the asset's carrying amount. The asset is written down to its value in use or to its possible selling price or liquidation value.

If the reason for the impairment loss recognized in prior years no longer exists, the asset is written up to its net carrying amount.

Impairment tests are carried out for groups of assets which can be identified as cash-generating units.

G Financial assets including long-term receivables

Financial assets are classified at acquisition as assets held-for-trading, held-to-maturity or available-for-sale. The classification is regularly reviewed.

Shares in non-consolidated subsidiaries, investments and financial assets are all classified as available-for-sale, as they are held neither for trading nor do they have a fixed term to maturity.

They are shown under non-current assets unless intended for sale within the next twelve months.

Available-for-sale financial instruments are measured at cost including any transaction costs. Subsequent measurement is at fair value, with changes in fair value recognized in equity without affecting results.

If circumstances arise that could indicate impairment, an impairment test is carried out for financial instruments. If permanent impairment occurs, the necessary valuation adjustments are charged to the income statement. Write-ups are made if the reasons for impairment cease to exist.

Shares in non-consolidated subsidiaries and investments are also classified as available-for-sale financial instruments, but are measured principally at cost, as there is no active market for these companies and fair values cannot be reliably estimated without incurring an inappropriate expense. If the fair value is known to be lower, the carrying amount is adjusted to the fair value.

All purchases and sales of financial assets are recognized at the date of settlement.

Long-term receivables are measured at their net carrying amounts. Foreign currency receivables are measured at the exchange rate at the balance sheet date.

Long-term receivables that fall due within twelve months of the balance sheet date are shown under current assets.

H Deferred taxes

Deferred taxes are calculated for temporary differences between the tax value and the IFRS value of assets and liabilities, for tax loss carryforwards and for consolidation transactions.

Deferred tax assets are recognized in the RHI Group to the extent that it is probable that future taxable profit including results from reversing temporary taxable differences will be available in the plan period against which the deferred tax assets can be utilized.

Deferred taxes are calculated using the national tax rates of the individual countries expected at the realization date (14 to 40 percent), based on the laws prevailing at the balance sheet date.

Deferred tax assets and liabilities relating to the same revenue authorities are netted.

Deferred tax assets are shown under non-current assets, deferred tax liabilities under long-term debt.

Deferred taxes are set up for temporary differences relating to shares in subsidiaries and associates unless the parent company is able to control the time the temporary differences are reversed and it is probable that these temporary differences will not be reversed.

I Inventories

Inventories are stated at the lower of cost or net realizable value at the balance sheet date. Cost is determined using the moving average cost method.

Unfinished goods and work in progress are measured at full cost. Interest on loan capital is not capitalized.

J Construction contracts

Construction contracts are accounted for using the percentage-of-completion method, if the criteria under IAS 11 are met. This is not used for contracts of lesser importance regarding the effect on RHI's consolidated financial statements, i.e. for individual orders with a value of less than € 0.1 million.

Construction costs computed using the percentage-of-completion method plus a profit mark-up according to the stage of completion are shown under receivables from construction contracts and as sales revenue. The stage of completion is generally measured by reference to the relation contract costs incurred to date bear to expected total costs. Expected contract losses are covered by provisions, set up taking identifiable risks into consideration. Prepayments received are deducted from the receivables relating to construction contracts. Any resulting negative balance for a construction contract is recorded as a liability from construction contracts.

K Receivables

Receivables are shown at nominal value. Provisions for risk cover all identifiable credit and country risks.

Foreign currency receivables are measured at the mean exchange rate at the balance sheet date.

L Cash and cash equivalents

Cash and cash equivalents contain cash in hand, checks and cash at banks. Cash and cash equivalents in foreign currencies are measured at the mean rate at the balance sheet date.

M Convertible bonds

Convertible bonds are financial instruments that consist of a debt and an equity component. The present value of the bond liability and the equity portion of the convertible bond are set at the date of issuance. The present value of the bond liability is computed using a market interest rate for an equivalent, non-convertible bond. The remaining difference to the nominal value of the bond, which represents the value of the conversion option, is contained in additional paid-in capital. No deferred taxes are calculated for this difference due to the assumption that all part-convertible bonds will be converted.

The convertible bond liability is stated at its net carrying amount until redemption or conversion. The interest expense of the bond is calculated on the basis of an internal interest rate of around 7.3 percent.

N Provisions

General

Provisions are set up when the group has a present legal or constructive obligation to third parties as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Long-term provisions are measured at their discounted amount at the balance sheet date if the interest effect of the discount is significant.

Personnel provisions

Provisions for pensions

For post-employment benefits, differentiation is made between defined contribution plans and defined benefit plans.

With defined contribution plans, the enterprise's obligation is limited to its contributions to a defined contribution plan. The contributions are recognized in personnel expenses, no provision is set up. Defined contribution plans exist in Canada, the United Kingdom and in some cases in Austria.

In the case of defined benefit plans, the company is obliged to provide benefits to active and former employees and their dependents to which it has committed, with a differentiation being made between provision-financed and fund-financed pension systems. The majority of benefits are funded through provisions in Austria and Germany. Fund-financed defined benefit plans exist in Mexico, the United Kingdom and in some cases in Austria.

In the case of a fund-financed system, the assets held in the fund are deducted from the post-employment benefit obligations calculated according to the projected unit credit method. If the fund's assets do not cover the obligations, the net obligation is recognized as a liability under provisions for pensions.

Provisions for pensions are calculated using actuarial methods in accordance with IAS 19. The present value of future benefits are calculated in line with years of service, expected salary development and pension adjustments.

The period expense to be recognized includes current service cost, interest cost and income from the amortization of past costs and actuarial gains and losses.

Actuarial assumptions are made regarding the calculation of obligations, particularly regarding the interest rate used for discounting, but also the rate of increase of salaries and pensions, and finally, the pensionable age and probabilities regarding employee turnover and take-up.

Calculation is based on local biometrics.

The present value of future benefits is calculated using an interest rate based on the average yield on government bonds of the same maturity.

The rates of salary increases are based on an average of past years, provided this development is deemed realistic in future.

The discounts for employee turnover and the probability of benefits being claimed are based on figures for comparable prior periods.

In calculating post-employment benefits, expected retirements are based on the underlying commitments given.

Actuarial gains and losses are not taken into consideration, unless they exceed 10 percent of the obligation. The amount exceeding the corridor is charged to the income statement and recorded in the balance sheet over the average remaining service of the active staff.

Provisions for severance payments

Provisions for severance payments mainly relate to obligations to employees under Austrian law and to a small extent pursuant to other local legislation.

Severance payments under Austrian law are one-off settlements that must be paid by the employer under labor legislation when an employee's contract is terminated by an employer, and regularly on retirement. The amount paid in severance depends on the level of final remuneration and the number of years of service. There are therefore no direct commitments for which provisions have to be set up and measured in accordance with IAS 19 for staff joining the company before or during 2002.

The projected unit credit method is applied, taking the corridor regulation into consideration.

For employees who have joined an Austrian company since the beginning of 2003, the employer is obliged to pay a regular contribution of 1.53 percent of monthly remuneration and any additional payments into a "Mitarbeitervorsorgekasse" (employee pension fund). The company has no obligations beyond this. The employees' entitlement to severance pay is towards the "Mitarbeitervorsorgekasse", and current contributions to the fund are shown in personnel expenses, in line with the treatment of defined contribution plans.

Other personnel provisions

Other provisions for personnel include provisions for anniversary bonuses, redundancy payments and payments to semi-retirees.

Anniversary bonuses are one-off special payments dependent on remuneration and years of service, which have to be paid by the employer due to collective agreements or company agreements once an employee has served a certain number of uninterrupted years with a company.

Provisions for anniversary bonuses, if a legal obligation to provide them exists, are calculated actuarially in accordance with the employees' years of service using an interest rate of 5.5 percent and taking salary increases of 3.5 percent into consideration.

Provisions for redundancy payments and payments to semi-retirees are set up for employees if required under local labor legislation or if similar regulations for individual group companies regarding other employee benefits exist.

Provisions for warranties

Provisions for warranties are set up for individual contracts. The extent is calculated according to the amount of warranty claims expected or made.

O Liabilities

Liabilities are measured at the higher of nominal value or amount repayable in accordance with the principle of higher of cost or market (net carrying amount). Foreign currency liabilities are measured at the mean rate at the balance sheet date.

P Subsidies

Investment subsidies are shown as liabilities and are charged to the income statement over the useful life of the asset to which they are attributed.

This does not include subsidies granted as compensation for expenses or losses already incurred. These are immediately recorded as revenue.

Q Revenue and expenses

Sales revenue is recognized upon delivery or when the risk passes to the customer, discounts and rebates are deducted. Sales revenue for construction contracts is recognized in accordance with the percentage-of-completion method under IAS 11, provided the individual order exceeds € 0.1 million.

Expenses are charged to the income statement when the service is rendered or when the expenses are incurred.

Interest income and expenses are recognized in the period in which they are incurred.

Income taxes are recognized in line with local regulations for each company.

R Segment reporting

The segmentation of the RHI Group into the Refractories and Insulating divisions is in line with its internal organizational and managerial structure and is thus the basis of primary segment reporting.

Secondary reporting is on a regional basis. Sales revenues are segmented by customer location and asset-related figures by the company's own locations.

Transfer prices between the divisions are based on market conditions.

S Financial risk management

The RHI Group is exposed to a variety of financial risks, particularly credit risk, liquidity risk, foreign exchange risk and interest rate risk.

RHI has a central risk management system used throughout the group to limit these risks, which result from the group's operating activities worldwide and to the financing structure of the RHI Group.

In addition to identifying, analyzing and assessing financial risks, decisions are made on the use of financial instruments and on the management of these risks at the group's headquarters. The possible use of derivative financial instruments in this context is subject to monitoring by management.

Risk factors

Credit risk

Credit risk is the risk that one contractual party will not discharge its financial obligations resulting in a financial loss for the other party. Even if the creditworthiness of the contractual partner is first class, the risk of default inherent to the host contract is hedged as far as possible by credit insurance and bank security (guarantees, letters of credit). The creditworthiness criteria applied are stipulated in contracts with credit insurers and in internal guidelines. Credit and default risks are constantly monitored. Provisions are set up and valuation allowances made for occurring and identifiable risks.

Existing insurance coverage, guarantees and letters of credit are taken into consideration when assessing overall risk.

Default risk is not concentrated on one group or sector due to the variety of business partners and customer industries.

Liquidity risk

Liquidity risk is the risk of having to raise sufficient funds required to settle liabilities within the stipulated time period. The group's financing policy is based on long-term financial planning and is controlled and monitored centrally at RHI.

In addition to cash flow planning, the liquidity of all RHI Group companies is secured at all times by an adequate amount of unused, committed credit lines available at short notice. These credit lines are available until the end of 2006 at least.

Foreign exchange risk

Foreign exchange risk is the risk arising from fluctuations in the value of financial instruments, other balance sheet items (e.g. receivables and payables) and/or cash flows due to exchange rate fluctuations. This risk exists, in particular, where business transactions are made or could arise in the normal course of business in a currency other than the company's local currency (referred to as foreign currency below).

The RHI Group is largely in a position to hedge its receivables and payables in foreign currencies naturally due to the balanced international structure of its operations. Receivables in foreign currencies such as the US dollar are hedged by payables with comparable terms in the same currency.

The majority of invoicing and all procurement, for example, raw materials, supplies, and energy in euros and foreign currencies are the responsibility of a special department, due to the centralized nature of the RHI Group's operations. This ensures transparency regarding the main exchange rate risks from operations worldwide.

Foreign exchange positions are not hedged by derivative financial instruments due to the minimal remaining net risk outstanding at the balance sheet date. Regular positive foreign exchange positions in US dollars are managed centrally by RHI and are used to repay long-term financial liabilities in US dollars on schedule.

The RHI Group's financial liabilities on which interest has to be paid at the balance sheet date are mainly in euros, which significantly reduces the foreign exchange risk.

Interest rate risk

Interest rate risk is the risk arising from the change in the value of financial instruments, other balance sheet items and/or interest-related cash flows due to fluctuations in market interest rates. The interest rate risk contains the present value risk for fixed-interest balance sheet items and the cash flow risk for variable-interest balance sheet items.

A market rate for the whole term to maturity is fixed for financial instruments with fixed interest rates. The risk is that the market rate of the financial instrument (present value of future payments, i.e. interest and repayment of principal, discounted at the market interest rate applicable to the remaining term to maturity at the balance sheet date) may change. The interest-related market risk will result in a loss or a profit if the fixed-interest financial instrument is sold prior to maturity. The interest rate is regularly adjusted for variable-interest financial instruments and is generally adjusted to the market rate. The risk here is that the market interest rate will fluctuate and that interest payments will change as a result.

The RHI Group finances itself with financial liabilities on which interest is payable and with subordinated convertible bonds. About 40 percent of its liabilities are fixed-interest, and 60 percent variable-interest financial instruments. Furthermore, subordinated financial liabilities amounting to € 400.0 million exist, on which no interest will be charged until the end of 2006.

At the balance sheet date, interest rate risk is not hedged with derivative financial instruments due to the balanced financing structure of the group, secured long-term.

Derivative financial instruments

Derivative financial products are assessed and concluded centrally by RHI as part of its central financial risk management policy.

Exchange rate hedges existing in 2002 and 2003 have been covered or closed out, so that no hedging transactions are open at December 31, 2003. Swap transactions are measured on a market-to-market basis.

Embedded derivatives exist where the economic characteristics and risks of the embedded derivative financial instruments are not closely related to the economic characteristics and risks of the host contract; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid financial instrument is not measured at fair value with changes in fair value reported in net profit or loss.

The cases where such derivative financial instruments are used in the RHI Group are for outstanding orders and trade receivables in third currencies. The host contracts are primary financial instruments measured at net carrying amounts. The derivative financial instruments are separated from each host contract, measured at fair value and recognized in other expenses/income.

Fair values

The trade receivables, other receivables and payables, and cash and cash equivalents shown in RHI's balance sheet largely correspond to fair values due to their short term to maturity.

The fair values of financial liabilities are calculated as the present value of discounted future cash flows using market rates applicable to financial liabilities with a corresponding term to maturity and risk structure.

Notes on individual balance sheet items

Assets

Non-current assets

The development of non-current assets is broken down into the main individual categories, with changes in figures for acquisition and production costs mentioned in detail in addition to accumulated depreciation.

The assets of foreign companies at the beginning and end of the year are translated into euros at balance sheet dates, changes during the year at annual average rates. Exchange rate differences resulting from different translation rates are shown separately.

(1) Property, plant and equipment

Property, plant and equipment have changed as follows:

in € million	Real estate and buildings	Raw material deposits	Technical equipment and machinery	Other plant, and office equipment	Prepayments made and plant in construction	Total
Acquisition and production costs at 31.12.2002	382.2	30.2	740.8	218.2	20.6	1,392.0
Changes in foreign currency	-6.2	0.0	-8.0	-0.9	-2.6	-17.7
Changes in consolidation	-4.0	0.0	-23.5	-2.0	-0.1	-29.6
Additions	2.6	0.0	9.2	5.0	38.9	55.7
Disposals	-6.3	0.0	-10.0	-6.1	0.0	-22.4
Reclassifications	0.2	0.0	16.7	3.9	-23.7	-2.9
Acquisition and production costs at 31.12.2003	**368.5**	**30.2**	**725.2**	**218.1**	**33.1**	**1,375.1**
Accumulated depreciation at 31.12.2002	200.1	20.5	520.2	178.5	0.0	919.3
Changes in foreign currency	-1.1	0.0	-3.2	-0.6	0.0	-4.9
Changes in consolidation	-1.6	0.0	-20.2	-1.6	0.0	-23.4
Scheduled depreciation	8.0	0.3	27.7	9.3	0.0	45.3
Extraordinary writedowns	1.4	0.0	1.9	0.6	0.0	3.9
Write-ups	0.0	0.0	-0.1	0.0	0.0	-0.1
Disposals	-3.8	0.0	-8.9	-5.5	0.0	-18.2
Reclassifications	-0.2	0.0	-0.2	-0.2	0.0	-0.6
Accumulated depreciation at 31.12.2003	**202.8**	**20.8**	**517.2**	**180.5**	**0.0**	**921.3**
Carrying amounts at 31.12.2003	**165.7**	**9.4**	**208.0**	**37.6**	**33.1**	**453.8**
Carrying amounts at 31.12.2002	182.1	9.7	220.6	39.7	20.6	472.7

Assets used in the form of financing leasing contracts are contained in property, plant and equipment and amount to € 2.5 million (31.12.2002: € 5.0 million); acquisition costs amount to € 4.8 million (31.12.2002: € 10.4 million). These are mainly technical plant and machinery.

The market value of assets held to generate rental and leasing income or to increase value long-term that are not used in production or for administrative purposes largely correspond to their carrying amounts. This is € 3.1 million (31.12.2002: € 3.2 million) at year-end. Rental income of € 0.2 million (2002: € 0.2 million) was generated in the reporting period, matched by expenses that remain unchanged at € 0.1 million.

The marketability of real estate amounting to € 28.8 million (31.12.2002: € 28.8 million) is limited by its use as collateral.

(2) Goodwill

Goodwill and negative differences developed over the business year as follows:

in € million	Goodwill	Negative differences	Total
Acquisition and production costs at 31.12.2002	20.3	-0.3	20.0
Additions	1.0	0.0	1.0
Acquisition and production costs at 31.12.2003	**21.3**	**-0.3**	**21.0**
Accumulated depreciation at 31.12.2002	2.7	-0.1	2.6
Scheduled depreciation	1.2	0.0	1.2
Reversal of negative differences	0.0	-0.1	-0.1
Accumulated depreciation at 31.12.2003	**3.9**	**-0.2**	**3.7**
Carrying amounts at 31.12.2003	**17.4**	**-0.1**	**17.3**
Carrying amounts at 31.12.2002	17.6	-0.2	17.4

(3) Other intangible assets

Other intangible assets mainly contain licenses. They developed as follows:

in € million	
Acquisition and production costs at 31.12.2002	34.9
Changes in foreign currency	-0.2
Changes in consolidation	-0.3
Additions	2.8
Disposals	-0.6
Reclassifications	2.9
Acquisition and production costs at 31.12.2003	**39.5**
Accumulated depreciation at 31.12.2002	29.7
Changes in foreign currency	-0.2
Changes in consolidation	-0.2
Scheduled depreciation	2.3
Disposals	-0.6
Reclassifications	0.6
Accumulated depreciation at 31.12.2003	**31.6**
Carrying amounts at 31.12.2003	**7.9**
Carrying amounts at 31.12.2002	5.2

The carrying amount of software produced internally amounts to € 0.7 million (31.12.2002: € 0.0 million).

Expenditure on research and development recorded as an expense in 2003 amounts to € 16.0 million (2002: € 15.6 million).

(4) Shares in associates

Shares in associates have developed as follows:

in € million	2003	2002
Carrying amount at beginning of year	**36.6**	**22.8**
Changes in foreign currency	-0.6	-0.3
Changes in consolidation	0.0	10.2
Share in results (before tax)	4.5	4.1
Share in income taxes	-0.3	-0.2
Dividends	-3.0	0.0
Carrying amount at end of year	**37.2**	**36.6**

The carrying amount at December 31, 2003 includes goodwill amounting to € 5.7 million less accumulated depreciation amounting to € 0.6 million (31.12.2002: € 5.7 million less € 0.3 million).

(5) Financial assets

Financial assets have developed as follows:

in € million	Shares in subsidiaries	Available-for-sale Shares in other companies	Securities	Total
Acquisition and production costs at 31.12.2002	4.8	2.7	33.3	40.8
Changes in consolidation	0.0	0.0	-0.9	-0.9
Additions	0.0	0.0	1.5	1.5
Disposals	-1.8	-0.4	0.0	-2.2
Acquisition and production costs at 31.12.2003	**3.0**	**2.3**	**33.9**	**39.2**
Accumulated depreciation at 31.12.2002	4.7	2.2	3.3	10.2
Write-ups	0.0	0.0	-0.2	-0.2
Disposals	-1.8	-0.4	0.0	-2.2
Accumulated depreciation at 31.12.2003	**2.9**	**1.8**	**3.1**	**7.8**
Carrying amounts at 31.12.2003	**0.1**	**0.5**	**30.8**	**31.4**
Carrying amounts at 31.12.2002	0.1	0.5	30.0	30.6

(6) Long-term receivables and the short-term portion of long-term receivables

These balance sheet items are broken down as follows:

in € million	31.12.2003	31.12.2002
Long-term receivables		
- from associates	4.5	8.2
- from others	1.1	0.8
	5.6	**9.0**
Short-term portion of long-term receivables		
- from associates	2.5	0.8
- from others	2.2	1.6
	4.7	**2.4**
Long-term receivables in total	**10.3**	**11.4**

Other long-term receivables amounting to € 0.6 million (31.12.2002: € 0.8 million) are secured by real estate.

The fair values and carrying amounts of long-term receivables only differ slightly from one another.

(7) Deferred taxes

The following deferred tax assets and liabilities are shown in the balance sheet:

in € million	31.12.2003	31.12.2002
Deferred tax assets	60.3	55.2
Deferred tax liabilities	29.1	28.0
Net position	**31.2**	**27.2**

The net position from the group's deferred taxes developed as follows during the business year:

in € million	2003	2002
Status at the beginning of the year	**27.2**	**30.7**
Changes in foreign currency	0.3	0.8
Charge to income statement during the financial year	2.9	-5.9
Disposal of deferred tax (assets)/liabilities through the sale of subsidiaries	0.1	-0.7
Additions of deferred tax assets through the acquisition of subsidiaries	0.0	1.9
Effect of changes in tax rates	0.7	0.4
Status at year-end	**31.2**	**27.2**

Deferred taxes result from the following types of temporary differences and tax loss carryforwards:

Deferred tax assets

in € million	Provisions for personnel	Other provisions	Tax loss carryforwards	Other	Total
31.12.2002	**33.8**	**11.6**	**47.7**	**3.0**	**96.1**
Changes in foreign currency	-0.1	0.0	-0.2	-0.1	-0.4
Charge to income statement during the financial year	1.4	-3.3	-2.9	-0.8	-5.6
31.12.2003	**35.1**	**8.3**	**44.6**	**2.1**	**90.1**

Deferred tax liabilities

in € million	Tax depreciation brought forward	Other	Total
31.12.2002	**62.3**	**6.6**	**68.9**
Changes in foreign currency	-0.4	-0.3	-0.7
Charge to income statement during the financial year	-11.0	2.5	-8.5
Disposal of deferred tax liabilities through the sale of subsidiaries	-0.1	0.0	-0.1
Effect of changes to tax rates	-0.6	-0.1	-0.7
31.12.2003	**50.2**	**8.7**	**58.9**

The RHI Group has tax loss carryforwards amounting to € 1,209.5 million (31.12.2002: € 1,346.1 million) at December 31, 2003. No deferred taxes were set up for € 1,067.5 million (31.12.2002: € 1,184.9 million). The main portion of tax losses can be carried forward indefinitely. € 0.9 million must be used by 2008, € 3.7 million by 2009, € 0.3 million by 2010, € 1.8 million by 2011, € 1.2 million by 2012 and € 7.5 million by 2013.

Furthermore, no deferred tax assets were set up for temporary differences amounting to € 5.5 million (31.12.2002: € 8.2 million) in total.

Temporary taxable differences in connection with shares in associates amounting to € 160.6 million (31.12.2002: € 165.5 million) and tax-deductible differences amounting to € 78.7 million (31.12.2002: € 115.0 million) were not recognized, because corresponding profit distributions and sales of investments are not planned in the foreseeable future.

The temporary differences in connection with associates are not significant.

The net deferred tax position is current and amounts to approx. € 5.6 million (31.12.2002: € 3.3 million).

Current assets

(8) Inventories

The inventories shown in the balance sheet are broken down as follows:

in € million	31.12.2003	31.12.2002
Raw materials and supplies	59.4	60.6
Unfinished products	32.6	35.0
Finished products and goods	111.4	113.6
Work in progress	8.6	9.4
Prepayments made	11.6	8.5
Inventories	**223.6**	**227.1**

€ 24.2 million (31.12.2002: € 23.6 million) of the inventories on hand at December 31, 2003 are shown at the net market value.

All finished products stored currently and in future at the warehouses of Veitsch-Radex GmbH & Co, Vienna, are subject to disposal restrictions as they are assigned as security. These restrictions affect € 8.7 million (31.12.2002: € 7.7 million) at the balance sheet date.

(9) Trade and other current receivables

Trade and other current receivables shown in the balance sheet are broken down as follows:

in € million	31.12.2003	31.12.2002
Trade receivables	219.9	248.1
Receivables from construction contracts	3.2	0.8
Receivables from associates	2.2	1.7
Other current receivables	50.5	60.5
Trade and other current receivables	**275.8**	**311.1**

Other current receivables are broken down as follows:

in € million	31.12.2003	31.12.2002
Other taxes	25.3	28.2
Receivables from employees	0.8	0.8
Prepaid expenses	7.0	5.1
Other	17.4	26.4
Other current receivables	**50.5**	**60.5**

Receivables amounting to a nominal value of € 146.1 million in total (31.12.2002: € 150.0 million) are assigned.

There are no significant differences between carrying amounts shown and fair values for trade and other receivables due to their short terms to maturity.

(10) Cash and cash equivalents

in € million	31.12.2003	31.12.2002
Cash on hand	0.2	0.1
Checks	1.0	1.2
Cash at banks	29.9	44.4
Cash and cash equivalents	**31.1**	**45.7**

Equity and labilities

(11) Equity

The common stock of RHI AG amounts to € 145,723,850.50 and consists of 20,052,039 bearer shares.

The company had no treasury stock at the balance sheet date.

At the balance sheet date, 20,052,039 shares were in circulation (31.12.2002: 19,920,039).

The RHI share is a member of the ATX and the Prime Market of Vienna Stock Exchange.

At the extraordinary general meeting of February 15, 2002, the Board of Management of RHI AG was authorized to increase capital conditionally by up to € 72,305,836.31 (conditional capital) by issuing up to 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

Within a period of five years of registration of the change in the company's articles, the Board of Management was authorized at the Extraordinary General Meeting of February 15, 2002, with the consent of the Supervisory Board, to increase capital stock without requiring the further consent of shareholders and excluding shareholder rights on one or several occasions up to a maximum amount of € 72,305,836.31 in total (authorized capital) by the issue of 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

The capital increase is in the form of a contribution in kind of the claims of convertible bond holders.

With the Board of Management's resolution of September 17, 2003 and December 12, 2003 based on its authorization of February 15, 2002 to increase capital stock, and with the consent of the Supervisory Board of September 19, 2003 and December 18, 2003, 15 and 9 part-convertible bonds of tranche B were converted on the respective dates. This corresponds to 132,000 shares at a price of € 7.27 from authorized capital.

Unused authorized capital:

	Number of shares	€
31.12.2002	**9,949,500**	**72,305,836.31**
Conversion in September 2003	-82,500	-599,550.88
Conversion in December 2003	-49,500	-359,730.53
31.12.2003	**9,817,500**	**71,346,554.90**

Additional paid-in capital consists of premiums from the issue of shares and convertible bonds by RHI AG and cannot be distributed due to statutory provisions.

Changes in the present value of available-for-sale securities have to be recorded in reserves from the valuation of securities at market value.

Accumulated foreign currency translation differences from investments in foreign group companies are shown in the adjusting item foreign currency translation. The option to recognize accumulated foreign currency differences at zero in the IFRS opening balance sheet was used.

The item group results contains the past results of the companies included in the consolidated financial statements that have not been distributed.

Distributable profits and dividends mainly relate to the accumulated profit of RHI AG, computed in accordance with Austrian commercial law.

As part of the capital restructuring in 2001, it was decided that, in the case of a dividend payout during the entire term of the subordinated liabilities to financial institutions, an amount three times the sum of the dividend payout of the subordinated liabilities to financial institutions would have to be reconverted into financial liabilities and repaid. Furthermore, interest amounting to the 3-month EURIBOR plus 200 basis points p.a. has to be paid for each year in which a dividend is distributed.

Minority shares mainly relate to minority interests in the equity of Didier-Werke AG Gruppe, Wiesbaden, Germany; Dolomite Franchi S.p.A., Brescia, Italy; RHI Refractories Liaoning Co. Ltd, Bayuquan, China; Izomat a.s., Nova Bana, Slovakia, and Termika d.d., Novi Marof, Croatia.

(12) Subordinated liabilities payable to financial institutions

As of December 31, 2001, € 400.0 million of liabilities payable to financial institutions were subordinated until the end of 2006. The financial institutions have no rights to interest and repayment over this period.

The fair value of subordinated liabilities payable to financial institutions is € 24.7 million (31.12.2002: € 35.9 million) under its carrying value. The interest rate used in calculating fair value is 2.15 percent (31.12.2002: 2.38 percent).

(13) Subordinated convertible bond

The conditional capital increase is used for the subordinated convertible tranche A bond with a total nominal value of € 72,360,000, divided into 1,809 part-convertible bonds, each with a nominal value of € 40,000, maturing on December 31, 2009, convertible for the first time from January 1, 2007 at a ratio of 1 : 5,500 RHI AG stock, interest payable at 6% p.a., depending on results. Tranche A was fully subscribed by banks.

Approved capital is used to service the subordinated convertible bond tranche B. Tranche B with a total nominal value of € 72,360,000, split into 1,809 part-convertible bonds, each with a nominal value of € 40,000, maturing on December 31, 2009, convertible for the first time from January 1, 2003 until January 1, 2007 at a ratio of 1 : 5,500 RHI AG stock, interest payable at 6% p.a., depending on results, was offered for subscription from April 8, to April 30, 2002.

Parts of tranche B were placed privately as tranche C in August 2002 at unchanged convertible bond conditions.

At December 31, 2002, 1,064 parts of tranche B and 537 parts of tranche C had been subscribed. Tranches B and C merged again on June 30, 2003.

140 parts of tranche B had not been subscribed by December 31, 2003. These 140 parts are reserved for an option program for the Board of Management and for the group's managers.

The following table shows the bond's development:

in € million	Units	Nominal	Discount	Total
Issue 2002	3,410	136.4	-10.1	126.3
Interest expense 2002			0.5	0.5
31.12.2002	**3,410**	**136.4**	**-9.6**	**126.8**
Conversion 2003	-24	-0.9	0.0	-0.9
Issue 2003	68	2.7	0.3	3.0
Interest expense 2003			1.1	1.1
31.12.2003	**3,454**	**138.2**	**-8.2**	**130.0**

The following interest expenses are deferred for convertible bonds at the balance sheet date under other current liabilities:

in € million	2003	2002
Balance at the beginning of the year	**4.8**	**0.0**
Interest expense	8.5	4.8
Interest paid	-4.8	0.0
Balance at the end of the year	**8.5**	**4.8**

(14) Financial liabilities

Financial liabilities contain all other long-term and current interest obligations of the RHI Group, existing at the balance sheet date.

	31.12.2003		31.12.2002	
in € million	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities to financial institutions	226.8	225.0	265.9	263.9
Financing leasing liabilities	0.5	0.5	3.8	3.8
Other long-term financial liabilities	**227.3**	**225.5**	**269.7**	**267.7**
Current financial liabilities	**69.3**	**69.3**	**101.1**	**101.1**
Financial liabilities	**296.6**	**294.8**	**370.8**	**368.8**

The remaining term of long-term liabilities to financial institutions is between one and five years, as in the previous year.

Current financial liabilities relate entirely to liabilities to financial institutions, as in the previous year.

Interest commitments and conditions of long-term and current financial liabilities to financial institutions are listed below:

in € million

31.12.2003				**31.12.2002**			
Interest terms fixed until	Weighted average interest rate	Currency	Financial liabilities [2]	Interest terms fixed until [1]	Weighted average interest rate	Currency	Financial liabilities [2]
2004	EURIBOR + 50 BP [3]	EUR	214.7	2003	EURIBOR + 50 BP [3]	EUR	243.6
	EURIBOR + Margin	EUR	11.0		EURIBOR + Margin	EUR	12.8
	LIBOR + 50 BP	USD	15.9		LIBOR + 50 BP	USD	19.6
	LIBOR + 150 BP	USD	11.7		LIBOR + 150 BP	USD	25.3
				2004	6.04%	CNY	5.1
2005	4.50%	EUR	4.7	2005	4.83%	EUR	7.3
	7.55%	EUR	17.9		7.55%	EUR	23.0
2007	3.90%	EUR	4.4	2007	3.99%	EUR	5.7
	4.00%	EUR	9.0		4.00%	EUR	17.8
2009	3.21%	EUR	6.8	2009	2.88%	EUR	6.8
			296.1				**367.0**

1 In some cases, the terms to maturity of the contracts are substantially longer than the period during which interest terms are fixed.

2 Financial liabilities not including liabilities from financial leasing

3 BP = Basis points

Liabilities to financial institutions contain export financing (including financing for investments) amounting to € 132.5 million (31.12.2002: € 147.3 million).

€ 273.5 million (31.12.2002: € 325.8 million) of the financial liabilities shown are secured by real estate liens and other collateral.

Other collateral pledged consists of:
Pledging of all shares and investments held in Didier-Werke AG, Wiesbaden, Germany; Veitsch-Radex GmbH, Vienna; Veitsch-Radex GmbH & Co, Vienna; Veitsch-Radex Vertriebsgesellschaft mbH, Vienna; RHI Non Ferrous Metals Engineering GmbH, Leoben; Radex Vertriebsgesellschaft m.b.H., Radenthein; Veitsch-Radex Immobilien GmbH, Vienna; Heraklith AG, Ferndorf; VRD Americas B.V., Arnhem, the Netherlands; Refrattari Italiana S.p.A., Genua, Italy; Lokalbahn Mixnitz-St.Erhard AG, Vienna, and RHI Finance A/S, Hellerup, Denmark;
Pledging of all brand and patent rights of Veitsch-Radex GmbH & Co, Vienna, and RHI AG, Vienna;
Assignment as security of all goods held currently and in future in the warehouses of Veitsch-Radex GmbH & Co, Vienna; and assignment of receivables.

At December 31, 2003, the RHI Group had a total of € 422.1 million (31.12.2002: € 526.6 million) available in credit lines.

Leasing agreements that are to be treated as financing leasing in accordance with IFRS will give rise to payments of around € 0.6 million (31.12.2002: € 4.3 million) in subsequent years. The interest portion included here amounts to € 0.1 million (31.12.2002: € 0.5 million).

in € million	31.12.2003	31.12.2002
Leasing payments		
Up to one year	0.2	0.7
1 to 5 years	0.4	3.6
	0.6	4.3
Future interest expense	-0.1	-0.5
Liabilities from financing leasing	**0.5**	**3.8**

Leasing liabilities are broken down as follows according to the lease terms:

in € million	31.12.2003	31.12.2002
Up to one year	0.2	0.5
1 to 5 years	0.3	3.3
Liabilities from financing leasing	**0.5**	**3.8**

(15) Personnel provisions

The following long-term provisions are recorded under personnel provisions:

in € million	31.12.2003	31.12.2002
Provisions for pensions	249.1	257.9
Provisions for severance payments	46.2	46.4
Other provisions for personnel	23.9	22.7
Provisions for personnel	**319.2**	**327.0**

Provisions for pensions

Provisions for pensions, derived from the scope of the obligation and taking fair values of external plan assets into consideration, are broken down as follows:

in € million	2003	2002
Obligation at December 31		
- Present value of non-covered pension commitments	270.4	275.3
- Present value of covered pension commitments	22.4	22.5
Fair value of external plan assets	-48.2	-44.7
Actuarial gains not yet charged	4.5	4.8
Amount recognized in the balance sheet at December 31	**249.1**	**257.9**

The pension cost recognized in the income statement arising from the change in provisions for pensions in comparison to the previous year is broken down as follows in 2003:

in € million	2003	2002
Service cost	3.2	3.1
Interest cost	14.6	15.3
Expected return on external plan assets	-1.2	-1.3
Gains from plan cuts and settlements	0.0	-0.5
Pension cost	**16.6**	**16.6**

The individual components of pension cost are shown in personnel expenses, with the exception of the interest portion of the transfer to provisions, which is shown in the financial result.

Expected income from external plan assets mainly corresponds to actual income.

The following table shows the development of the net liability for the reporting period and the previous year:

in € million	2003	2002
Amount shown in balance sheet at beginning of year	**257.9**	**268.2**
Changes in foreign currency	-0.4	-0.5
Changes in consolidation	-0.5	-1.1
Pension cost	16.6	16.6
Direct pension payments	-16.6	-17.1
Contributions to external funds	-7.9	-8.1
Transferred assets	0.0	-0.1
Amount shown in balance sheet at end of the year	**249.1**	**257.9**

The amount of the pension obligation is calculated using actuarial methods and is based on the following assumptions, partly depending on the economic situation in each country:

	31.12.2003	31.12.2002
Interest rate	5.0 % - 5.5 %	5.0 % - 5.5 %
Expected yield on plan assets	4.0 % or 7.0 %	6.0 % or 7.0 %
Salary increase	1.5 % - 3.0 %	1.5 % - 3.0 %
Pension increase	2.0 % - 5.0 %	2.0 % - 5.0 %
Discounts for employee turnover	2.2%	2.2%
Age of retirement	54 – 66 years	54 – 66 years
Mortality tables		
- Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang
- Germany	Heubeck 1998	Heubeck 1998
- United Kingdom	PA92(base)-3/-2	PA92(base)-3/-1

Provisions for severance payments

The amounts for provisions shown in the balance sheet at December 31, 2003 and December 31, 2002 are derived from the respective scope of the obligation as follows:

in € million	2003	2002
Obligation at December 31		
Present value of severance payment obligations not covered	47.2	46.8
Actuarial losses not yet charged	-1.0	-0.4
Amount shown in the balance sheet at December 31	**46.2**	**46.4**

The severance cost shown in the income statement for 2003 and 2002 is broken down as follows. All expense components are shown in personnel expenses, with the exception of the interest portion shown in the financial result:

in € million	2003	2002
Service cost	3.3	3.4
Interest cost	2.4	2.4
Gains from plan cuts and settlements	0.0	-0.1
Severance payment cost	**5.7**	**5.7**

The following table shows the development of the net liability recognized for the reporting period and the previous year:

in € million	*2003*	*2002*
Amount shown in balance sheet at beginning of year	**46.4**	**46.7**
Changes in consolidation	-2.1	-0.6
Severance payment cost	5.7	5.7
Severance payments	-3.4	-4.7
Transferred assets	-0.4	-0.7
Amount shown in balance sheet at end of year	**46.2**	**46.4**

The values recognized in provisions for severance payments are calculated using the same methods as for provisions for pensions, based on actuarial assumptions that are partly based on country specifics:

	31.12.2003	31.12.2002
Interest rate	4.75 % - 9.5 %	4.75 % - 12.0 %
Salary increase	1.5 % - 10.0 %	1.5 % - 10.0 %
Discounts for employee turnover	2.2%	2.2%
Retirement age	54 – 66 years	54 – 66 years
Mortality tables / Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang

Other provisions for personnel

Other provisions for personnel developed in the reporting period as follows:

in € million	Anniversary bonuses	Lump-sum settlements	Payments to semi-retirees	Total
31.12.2002	**18.3**	**1.4**	**3.0**	**22.7**
Changes in foreign currency	0.0	-0.2	0.0	-0.2
Changes in consolidation	-0.5	0.0	-0.3	-0.8
Use	0.0	-0.2	-0.9	-1.1
Reversal	0.0	-0.1	0.0	-0.1
Transfer	1.2	0.2	2.0	3.4
31.12.2003	**19.0**	**1.1**	**3.8**	**23.9**

(16) Other provisions

The development of long-term and current provisions is shown in the following table:

in € million	Long-term provisions: for demolition and disposal costs	Current provisions: Demolition disposal and environmental damage	Warranties	Guarantees given	Compensation claims	Hedging transactions	Legal disputes	Total current provisions
31.12.2002	**2.5**	**13.3**	**13.6**	**26.3**	**33.3**	**3.8**	**3.3**	**93.6**
Changes in currency	0.0	0.0	-0.1	0.0	0.0	0.0	0.0	-0.1
Changes in consolidation	0.0	0.0	-0.6	0.0	0.0	0.0	0.0	-0.6
Use	0.0	-3.4	-10.3	-0.7	-2.5	0.0	-2.2	-19.1
Reversal	0.0	-2.0	-0.3	-4.3	-3.9	-3.8	-1.0	-15.3
Transfer	0.0	0.4	13.2	0.0	0.0	0.0	0.2	13.8
Reclassification	0.0	-0.1	0.0	0.0	0.0	0.0	0.1	0.0
31.12.2003	**2.5**	**8.2**	**15.5**	**21.3**	**26.9**	**0.0**	**0.4**	**72.3**

Demolition and disposal costs

Provisions were set up for the demolition and disposal of buildings and plant no longer required, in keeping with legal obligations. The long-term provisions recorded in the balance sheet are recognized at the expected amount payable of approx. € 2.5 million, as the interest effect of discounting is deemed immaterial.

Demolition and disposal costs, environmental damage

Current provisions for demolition and disposal costs shown in the balance sheet amount to around € 3.5 million. € 4.7 million of claims due to environmental damage are expected due to contractual and legal obligations.

Warranties

Provisions for warranties contain provisions resulting from claims on warranties and other similar obligations.

Guarantees given

This item shows obligations from guarantees and sureties given to banks and insurance companies in Austria and abroad.

Compensation claims

This item contains provisions for possible claims relating to contractual or constructive obligations from compensation claims and similar payments.

Hedging transactions

The provision for hedging transactions amounting to € 3.8 million was set up for foreign currency risks in connection with a foreign exchange hedging transaction taken to hedge a US dollar investment. As the hedging transaction was closed out in the reporting period, the provision was reversed with an effect on revenue.

Legal disputes

Provisions were set up for expected costs relating to ongoing or probable legal disputes, court or arbitration proceedings. The amounts set up as provisions were computed on the basis of information provided by and cost estimates made by the group's lawyers and cover all estimated legal costs, fees and possible settlements.

(17) Trade and other payables

Other long-term liabilities amounting to € 57.4 million (31.12.2002: € 61.7 million) mainly consist of a covered foreign exchange hedging transaction amounting to € 44.3 million (31.12.2002: € 54.4 million). The current portion of this long-term liability amounting to € 12.7 million (31.12.2002: € 13.7 million) is shown under other current liabilities. The foreign exchange transaction comprised three US dollar swap transactions, covered by forward contracts of the same amount in 2002. The liability is compounded and the interest charged to the income statement.

Furthermore, subsidies granted by third parties amounting to € 7.4 million (31.12.2002: € 7.3 million) are shown under other long-term liabilities, and mainly relate to investment promotion. The current portion of subsidies recorded under liabilities amounting to € 1.2 million (31.12.2002: € 1.2 million) is part of other current liabilities. Investment subsidies are reversed with an effect on revenue over the useful life of the plant and equipment concerned in accordance with IAS 20. Evidence that the qualifying conditions have been met – i.e. achievement of certain capital expenditure targets or creation and retention of jobs – has been given to the providers of subsidies.

Trade and other current payables shown in the balance sheet consist of the following:

in € million	31.12.2003	31.12.2002
Trade payables	131.5	139.6
Liabilities from construction contracts	0.0	0.9
Prepayments received on orders	8.7	7.9
Accounts payables to subsidiaries	0.1	0.4
Accounts payable to associates	1.6	2.8
Other current payables	124.3	130.0
Trade and other current payables	**266.2**	**281.6**

The remaining current liabilities are broken down as follows:

in € million	31.12.2003	31.12.2002
Other taxes	15.2	16.2
Liabilities to employees and board members	37.3	44.6
Deferred charges	1.0	0.3
Other	70.8	68.9
Other current liabilities	**124.3**	**130.0**

The carrying amounts of trade and other current payables largely correspond to fair values.

(18) Contingencies and other financial obligations

The following obligations exist at the balance sheet date:

in € million	31.12.2003	31.12.2002
Contingencies	21.5	20.7
Obligations relating to investment projects initiated	19.7	10.9
Other financial obligations	37.3	37.5
Contingencies and other financial obligations	**78.5**	**69.1**

No provisions are set up for the following contingent liabilities recognized at nominal values, because the risk of the events occurring is deemed less probable:

in € million	31.12.2003	31.12.2002
Liabilities from sureties	5.0	1.7
Liabilities from guarantees	11.7	12.9
Other contingencies	4.8	6.1
Contingencies	**21.5**	**20.7**

Associates account for € 1.5 million (31.12.2002: € 0.0 million) of this figure. No liabilities are assumed for non-consolidated subsidiaries.

Other financial obligations consist of the following:

	Total		Remaining term	
in € million	31.12.2003	up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	34.1	9.3	20.2	4.6
Sundry financial obligations	3.2	0.6	2.6	0.0
Other financial obligations	**37.3**	**9.9**	**22.8**	**4.6**

	Total		Remaining term	
in € million	31.12.2002	up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	36.4	8.8	21.8	5.8
Sundry financial obligations	1.1	0.2	0.9	0.0
Other financial obligations	**37.5**	**9.0**	**22.7**	**5.8**

Other financial obligations to associates amount to € 1.9 million (31.12.2002: € 0.0 million) in total.

Notes on individual items in the income statement

(19) Sales revenue

Sales revenue is broken down as follows:

in € million	2003	2002
Sales revenue (not including construction contracts)	1,224.6	1,350.8
Sales revenue from construction contracts	8.0	7.2
Sales revenue	**1,232.6**	**1,358.0**

(20) Change in inventory and other own work capitalized

This item is broken down as follows:

in € million	2003	2002
Change in inventory	-1.4	2.3
Other own work capitalized	8.3	3.2
Change in inventory and other own work capitalized	**6.9**	**5.5**

Changes in inventory comprise the change on the previous year in work in progress and finished goods and services not yet invoiced.

(21) Other income

Other income includes:

in € million	2003	2002
Gains from the disposal of intangible assets and property, plant and equipment	2.5	2.2
Income from write-ups to property, plant and equipment	0.1	0.0
Costs passed on and incidental revenue	8.8	8.2
Foreign exchange gains	3.3	11.8
Grants	2.2	2.1
Reversal of grants recognized as liabilities	1.2	1.6
Damage claims	0.5	1.2
Reversal of negative differences	0.1	0.1
Other	11.7	21.2
Other income	**30.4**	**48.4**

Foreign exchange gains contain netted profits and losses resulting from exchange rate fluctuations between the time of occurrence (monthly average rate) and the time of payment (spot rate), and from the exchange rate effects of measurement at the prevailing rate on the balance sheet date.

(22) Cost of material and other production services

This item is broken down as follows:

in € million	2003	2002
Cost of material		
Raw materials and supplies	408.8	493.8
Merchandise	35.1	35.8
Other	4.4	4.3
	448.3	533.9
Cost of services		
Energy	51.6	51.2
External services	21.6	20.0
Other	19.2	20.0
	92.4	91.2
Cost of material and other production services	**540.7**	**625.1**

(23) Personnel expenses

Personnel expenses are broken down as follows:

in € million	2003	2002
Wages	113.6	130.4
Salaries	128.0	146.6
Expenses for severance payments	3.3	3.3
Expenses for post-employment benefits		
- Defined benefit plans	2.0	1.3
- Defined contribution plans	0.9	1.1
Expenses for social security and		
Payroll-related taxes and contributions	65.6	67.5
Fringe benefits	5.8	5.2
Personnel expenses	**319.2**	**355.4**

(24) Amortization of other intangible assets and depreciation of property, plant and equipment

Unscheduled write-downs in 2003 amounted to € 3.9 million (2002: € 33.8 million). These write-downs were made for obsolete plant and machinery, which were written down to their probable net recoverable amount, and for real estate of limited resaleability. Unscheduled write-downs from previous years were reduced by € 15.6 million through the use of a provision.

The smallest cash generating unit for the Refractories division is each production works, for the Insulating division, each product group. The impairment test is based on value in use. This is computed by discounting future cash flows using the terminal value, a growth rate of 1.5 percent and an interest rate of 6.4 percent.

In 2002, property, plant and equipment from the natural insulating materials product group of the Insulating division was written down to its value in use to an amount of € 4.4 million due to the difficult economic situation facing the construction sector in Germany. One product group in Austria under "other" was written down by € 2.1 million to to its value in use. Unscheduled writedowns amounting to € 0.6 million were made in the Refractories division.

(25) Other expenses

Other expenses consist of:

in € million	2003	2002
Shipping expenses	80.4	75.3
Commission expenses	25.0	29.3
Other external services	22.0	19.5
Travel expenses	18.3	18.5
Entertainment expenses	1.2	2.1
External repairs	16.9	15.4
Rent and leasing expenses	14.5	16.0
Legal, auditing and consulting expenses	11.7	14.3
Insurance premiums	9.3	10.8
Office and administrative expenses	10.7	14.4
IT expenses	6.6	7.2
Loss of receivables including valuation allowances	5.1	7.4
Gains from the reversal of valuation allowances for receivables	-1.8	-1.7
Other distribution expenses	8.8	10.0
Postage and telephone charges	5.2	6.4
Credit card and bank charges	4.4	6.0
Taxes not included in income taxes	3.1	3.0
Other expenses	9.2	25.3
Gains from the reversal of provisions	-15.3	-33.2
Other expenses	**235.3**	**246.0**

(26) Gains from the discontinuation of operations

The sale of the RHI Group's engineering activities in the form of the sale of investments or business units was completed on June 27, 2002. The relevant assets and liabilities were deconsolidated as of June 30, 2002. The effect on the income statement is € 3.4 million.

The balance sheet, the income statement and the cash flow statement for the discontinued operations of the Engineering division at the time of disposal were as follows:

in € million	30.06.2002
Assets	119.4
Liabilities	114.6
Net assets	**4.8**

in € million	1.1.-30.6.2002
Sales revenue	72.8
Income / Expenses	-74.7
Operating result	-1.9
Financial result	-0.7
Loss before income taxes	-2.6
Income taxes	-1.8
Loss	**-4.4**

in € million	1.1.-30.6.2002
Cash flow from operating activities	7.5
Cash flow from investing activities	-1.0
Cash flow from financing activities	-10.5
Total cash flow	**-4.0**

(27) Financial result

The financial result includes the interest result and the other financial result.

in € million	2003	2002
Interest result	-40.6	-45.3
Other financial result	10.4	-1.2
Financial result	**-30.2**	**-46.5**

The interest result is computed as follows:

in € million	2003	2002
Gains from securities and long-term receivables	1.7	1.8
Other interest and similar income	1.8	3.3
Interest and similar expenses	-44.1	-50.4
Interest result	**-40.6**	**-45.3**

Interest and similar expenses include the interest portion of the write-ups to personnel provisions amounting to € 17.3 million in total (2002: € 18.0 million), and the interest component of finance leasing amounting to € 0.1 million (2002: € 0.2 million). No interest expense was incurred from compounding long-term provisions, as in the previous year.

The other financial result is broken down as follows:

in € million	2003	2002
Income from investments	0.1	0.2
Gains from the disposal of and writeup to financial assets and current securities	11.3	0.8
Writedowns of other financial assets and current securities	-0.1	-2.2
Losses on the disposals of current securities	-0.9	0.0
Other financial result	**10.4**	**-1.2**

Gains from the disposal of and write-up to financial assets and current securities include € 10.6 million (2002: € 0.0 million) reclassified due to disposal from available-for-sale financial instruments shown in equity to recognition in the income statement.

(28) Result from associates

The following contribution to results relates to investments in enterprises in which the investor has a significant influence, which are accounted for using the equity method of consolidation:

in € million	2003	2002
Amortization of goodwill	-0.3	-0.3
Share in results before income taxes	4.8	4.4
Result from associates	**4.5**	**4.1**

(29) Income taxes

Income taxes comprise taxes on income and earnings paid or owed by the individual companies and deferred taxes.

The breakdown is as follows:

in € million	2003	2002
Actual tax expense	22.1	19.9
Deferred tax (income) expense resultung from		
- temporary differences	-6.5	3.3
- loss carryforwards	2.9	2.2
	-3.6	5.5
Tax expense attributable to RHI AG and its subsidiaries	18.5	25.4
Tax expense attributable to associates	0.3	0.2
Income taxes	**18.8**	**25.6**

The income tax expense for amounting to € 18.8 million is € 13.9 million lower than the arithmetic tax expense of € 32.7 million resulting from application of the corporate income tax rate of 34 percent on the group's pre-tax result. The reasons for the difference between the arithmetic and the recognized tax expense for the group are as follows:

in € million	2003	2002
Profit before income taxes	**96.3**	**75.2**
Arithmetic tax expense	**32.7**	**25.6**
Different foreign tax rates	-0.5	0.1
Non-tax-deductible expenses	3.0	2.4
Tax-exempt income	-8.1	-3.5
Non-tax-deductible amortization of goodwill and tax-exempt reversal of negative differences	0.5	2.0
Reduction in actual income tax expense due to use of tax losses not previously taken into consideration and temporary differences	-0.5	-0.4
Reduction in deferred tax expense due to use of tax losses and temporary differences	-32.3	-25.3
Deferred tax income due to changes in tax rates or to the introduction of new taxes	-0.7	-0.4
Actual income tax relating to prior periods	4.8	0.5
Other	19.9	24.6
Recognized tax expense	**18.8**	**25.6**

Notes on the cash flow statement

The cash flow statement, which is derived from the consolidated financial statements of RHI AG using the indirect method, includes cash inflows and outflows from operating activities, investing activities and from financing activities.
The cash flow statement cannot be derived directly from changes in balance sheet items, as the effects of changes to the consolidated group and currency translation are non-cash items.

(30) Cash flow from operating activities
Cash flow from operating activities shows the inflow of cash and cash equivalents, based on profit before tax, adjusted for non-cash expenses and income (mainly depreciation and amortization), and for results attributable to cash flow from investing or financing activities, and to tax receipts and payments after the change in funds tied up in working capital.

(31) Cash flow from investing activities
Cash flow from investing activities shows inflows and outflows relating to disposals of and additions to non-current assets.

Cash effects relating to the acquisition and sale of shares in fully consolidated subsidiaries (net change in cash and cash equivalents from initial consolidation and deconsolidation) are shown separately.

Cash flow from the disposal of subsidiaries amounting to € 7.4 million results from the sale price realized less the cash and cash equivalents of the sold companies, amounting to € 1.3 million.

Interest and dividend payments are attributed to cash flow from investing activities.

(32) Cash flow from financing activities
Cash flow from financing activities includes outflows in the form of dividend payments, the change in liabilities to financial institutions and changes in other financial receivables and financial payables.

Interest payments are attributed to cash flow from financing activities, although the interest component of social capital is shown as a non-cash change in provisions for personnel.

Other disclosures

(33) Segment reporting

Primary segmentation by division in 2003

The RHI Group is engaged in the refractories and the insulating segments. The remaining activities of its former Waterproofing division in 2002 and 2003, the activities of its Engineering division from January to June in 2002, and overhead and consolidation measures are presented under elimination/other.

Divisions (in € million)	**Refractories**	**Insulating**	**Elimination/ Other**	**RHI Group**
External sales revenue	1,030.2	166.9	35.5	**1,232.6**
Intragroup sales revenue	3.4	0.0	-3.4	**0.0**
Segment sales revenue	**1,033.6**	**166.9**	**32.1**	**1,232.6**
Operating result	115.9	7.1	-1.0	**122.0**
Financial result				**-30.2**
Result from associates	1.9	2.6		**4.5**
Profit before income taxes				**96.3**
Income taxes				**-18.8**
Profit after income taxes				**77.5**
Profit attributable to				
RHI AG shareholders				**72.9**
Minority shareholders				**4.6**
Investments in associates	15.5	21.7		**37.2**
Other assets	848.4	164.8	-33.6	**979.6**
Non-allocated assets				**153.9**
Total assets				**1,170.7**
Debt	798.0	133.5	-29.2	**902.3**
Non-allocated debt				**691.1**
Total debt				**1,593.4**
Investments	48.0	10.2	0.3	**58.5**
Acquisitions	2.2	0.1	0.1	**2.4**
Scheduled depreciation and amortization	39.2	9.0	0.6	**48.8**
Unscheduled write-downs	3.9			**3.9**
Employees (average)	5,764	1,712	360	**7,836**

Primary segmentation by division in 2002

Divisions (in € million)	Refractories	Insulating	Elimination/ Other	RHI Group
External sales revenue	1,059.7	168.8	129.5	**1,358.0**
Intragroup sales revenue	8.4	0.0	-8.4	**0.0**
Segment sales revenue	**1,068.1**	**168.8**	**121.1**	**1,358.0**
Operating result	98.9	4.2	14.5	**117.6**
Financial result				**-46.5**
Result from associates	2.0	2.0	0.1	**4.1**
Profit before income taxes				**75.2**
Income taxes				**-25.6**
Profit after income taxes				**49.6**
Profit attributable to				
RHI AG shareholders				**46.9**
Minority shareholders				**2.7**
Investments in associates	16.6	20.0		**36.6**
Other assets	885.3	175.0	-24.4	**1,035.9**
Non-allocated assets				**166.1**
Total assets				**1,238.6**
Debt	887.1	153.5	-25.0	**1,015.6**
Non-allocated debt				**689.2**
Total debt				**1,704.8**
Investments	26.4	12.1	1.4	**39.9**
Acquisitions	10.3			**10.3**
Scheduled depreciation and amortization	42.0	9.0	2.0	**53.0**
Unscheduled write-downs	11.7	4.4	2.1	**18.2**
Employees (average)	5,823	1,775	880	**8,478**

Secondary segmentation by region

Secondary segment reporting is based on geographical regions. Sales revenues are segmented by customer location and asset-related figures by the company's own locations.

in € million	1.1. – 31.12.2003		31.12.2003	1.1. – 31.12.2002		31.12.2002
Regions	**Sales revenue**	**Investments**	**Assets**	**Sales revenue**	**Investments**	**Assets**
Austria	78.8	17.9	409.4	91.9	14.9	431.8
Rest of the EU	453.4	19.3	315.9	508.7	16.9	389.0
Other Europe	212.6	2.5	45.5	204.7	2.9	44.0
North and South America	256.4	10.4	126.5	303.3	2.2	95.9
Asia-Pacific, Africa	231.4	8.4	73.7	249.4	3.0	69.2
Consolidation	0.0	0.0	199.7	0.0	0.0	208.7
Total	**1,232.6**	**58.5**	**1,170.7**	**1,358.0**	**39.9**	**1,238.6**

(34) Earnings per share

Earnings per share are calculated under IAS 33 by dividing the proportionate profit attributable to RHI AG shareholders by the weighted number of shares issued.

	2003	2002
Proportionate profit attributable to RHI AG shareholders (in € million)	72.9	46.9
Weighted average of shares (units)	19,940,834	19,920,039
Undiluted earnings per share (in €)	**3.65**	**2.35**
Proportionate profit attributable to RHI AG shareholders (in € million)	72.9	46.9
Plus interest expense of convertible bonds	9.6	5.3
Less deferred taxes	-3.3	-1.8
Adjusted result for the period	79.2	50.4
Weighted average of shares (units)	19,940,834	19,920,039
Potential shares from convertible bonds (units)	18,904,721	17,249,868
Number of diluted shares (units)	38,845,555	37,169,907
Diluted earnings per share (in €)	**2.04**	**1.36**

(35) Derivative financial instruments

Derivates in orders or embedded in trade receivables in third currencies are recognized as a separate asset item and amount to approx. € 0.1 million (31.12.2002: € 0.1 million) and as a separate liability item amounting to € 0.6 million (31.12.2002: € 0.2 million). The effect on the income statement is € -0.4 million (2002: € -0.1 million).

(36) Notes on related party transactions

Related party transactions are treated as transactions with independent third parties.

The volume of services rendered to or provided by, and the outstanding receivables from and payables to the main related parties are broken down as follows:

	2003		2002	
in € million	Volume of services rendered	Receivables	Volume of services rendered	Receivables
Long-term receivables				
DCD Ideal spol. S.r.o., Dynin, Czech Republic	0.1	2.3	0.0	2.8
Termo d.d., Skofja Loka, Slovenia	0.2	4.7	0.0	6.2
	0.3	7.0	0.0	9.0
Trade receivables				
Magnomin S.A., Athens, Greece	0.0	0.1	0.0	0.0
Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	0.0	0.2	0.4	0.2
Stopinc AG, Hünenberg, Switzerland	0.0	0.0	0.1	0.1
Termo d.d., Skofja Loka, Slovenia	7.1	1.0	6.6	0.7
	7.1	1.3	7.1	1.0
Other				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	1.6	0.3	0.0	0.1
Magnomin S.A., Athens, Greece	0.0	0.3	0.0	0.3
Stopinc AG, Hünenberg, Switzerland	0.2	0.0	0.0	0.0
Termo d.d., Skofja Loka, Slovenia	0.1	0.3	0.0	0.3
	1.9	0.9	0.0	0.7
Related party transactions	**9.3**	**9.2**	**7.1**	**10.7**

in € million	2003 Volume of services provided by related parties	2003 Payables	2002 Volume of services provided by related parties	2002 Payables
Subsidiaries				
Trade payables				
Dolomite Franchi GmbH, Hattingen, Germany	0.4	0.0	0.0	0.1
Refractories Consulting & Engineering Gesellschaft m.b.H. i.L., Radenthein, Austria	0.0	0.0	0.0	0.2
	0.4	0.0	0.0	0.3
Other				
Dr.-Ing.-Petri & Co. Unterstützungs-Gesellschaft mbH, Duisburg, Deutschland	0.0	0.1	0.0	0.1
Subsidiaries	**0.4**	**0.1**	**0.0**	**0.4**
Associates				
Trade payables				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	0.0	0.5	0.1	0.4
Stopinc AG, Hünenberg, Switzerland	0.0	0.3	0.1	0.4
Termo d.d., Skofja Loka, Slovenia	0.1	0.4	0.4	0.4
	0.1	1.2	0.6	1.2
Other				
Stopinc AG, Hünenberg, Switzerland	2.2	0.0	1.3	0.0
Termo d.d., Skofja Loka, Slovenia	0.3	0.4	0.0	1.6
	2.5	0.4	1.3	1.6
Associates	**2.6**	**1.6**	**1.9**	**2.8**
Related party transactions	**3.0**	**1.7**	**1.9**	**3.2**

There are no known individual RHI AG shareholders with a material influence on the group.

The income statement includes expenses for the Board of Management in 2003 amounting to € 2.8 million (2002: € 3.4 million). Liabilities and provisions for the Board of Management amount to € 2.6 million (31.12.2002: € 4.7 million). Total the Board of Management remuneration in the past financial year amounted to € 3.0 million (2002: € 2.7 million).

Remuneration of former members of the Board of Management and their dependents amounted to € 0.3 million (2002: € 1.1 million).

Remuneration of Supervisory Board members amounted to € 0.1 million in 2003 (2002: € 0.1 million). These emoluments were recognized as an expense in the reporting period.

At the balance sheet date, neither loans to members of the Board of Management or the Supervisory Board nor contingent liabilities credited to these persons existed.

(37) Option plan

Options granted

At the Supervisory Board Meeting of RHI AG of January 21, 2003, the convertible bond management stock option plan published in the Wiener Zeitung on 3/4 January 2003, based on the joint report of the Board of Management and the Supervisory Board in accordance with §§ 95 (6) and 159 (2) line 3 AktG, was adopted.

The convertible bond management stock option plan comprises options to acquire a total of 210 part convertible bearer bonds. Each option entitles the holder to acquire one part.

The options can be exercised in three identical tranches in 2003, 2004 and 2005, within three months of the date on which the consolidated financial statements are published for each past business year.

The exercise price for the acquisition of a part convertible bond for 2003 is set at the nominal amount of the part convertible bond, i.e. € 40,000 per part convertible bond. The exercise price for 2004 is € 44,000, for 2005 € 48,000.

60 options have been allocated to RHI AG and Heraklith AG Management Board members. Each of the four Management Board members of RHI AG and Heraklith AG is entitled to purchase a maximum of 5 options each year. 150 options are allocated to senior management, each person being entitled to acquire a maximum of two options per year. No options were granted to the Supervisory Board.

	Options granted in reporting period (unit)	Options exercised/lapsed in reporting period (unit)	Options outstanding at balance sheet date (unit)	Estimated value of options at balance sheet date €
RHI AG Board of Management:				
DI Dr. Helmut Draxler	15	-5	10	800,000
DI Dr. Andreas Meier	15	-5	10	800,000
Mag. Dr. Eduard Zehetner	15	-5	10	800,000
Heraklith AG Board of Management:				
Mag. Roland Platzer	15	-5	10	800,000
Senior Management	150	-50	100	8,000,000
Options granted	**210**	**-70**	**140**	**11,200,000**

Option rights are not transferable and are therefore not subject to a holding period. A part convertible bond can be converted into 5,500 RHI AG shares.

Options exercised

	Number of options exercised in reporting period (unit)	Exercise price €	Value when exercised €
RHI AG Board of Management:			
DI Dr. Helmut Draxler	5	200,000	220,000
DI Dr. Andreas Meier	5	200,000	220,000
Mag. Dr. Eduard Zehetner	5	200,000	220,000
Heraklith AG Board of Management:			
Mag. Roland Platzer	0	0	0
Senior Management	40	1,600,000	1,760,000
Options exercised	**55**	**2,200,000**	**2,420,000**

Neither the market value nor the intrinsic value of the options granted is recognized in the income statement as a compensation expense.

(38) Post balance sheet events

According to official communications from the Austrian government, the corporate income tax rate is to be reduced from 34 percent to 25 percent from 2005 onwards. This announced tax cut, if implemented, will reduce the net position for deferred tax assets by approx. € 11.3 million.

The RHI Group does not expect any further financial loss or adverse effect on results to ensue from the continuation and conclusion of the Chapter 11 proceedings concerning its former US subsidiaries. The Chapter 11 proceedings are still ongoing.

(39) RHI Group Companies at December 31, 2003

The following table lists all the interests held by the RHI Group:

	Type of consolidation	Parent	Currency	Nominal capital in local currency	Investment in group companies %
1. RHI AG, Vienna, Austria	F		EUR	145,723,851	
Refractories Division					
2. Betriebs- und Baugesellschaft mbH, Wiesbaden, Germany	F	9.	EUR	894,761	100.00
3. Construcciones Didier, S.L. i.L., Madrid, Spanien	F	9.	EUR	3,696,330	100.00
4. Corrosion Technologies de México, S.A. de C.V. i.L., Monterrey, Mexico	F	24.,35.	MXN	811,250	100.00
5. Corrosion Technology Peru i.L., S.A., Lima, Peru	F	14.	PEN	31,021	100.00
6. D.S.I.P.C.-Didier Société Industrielle de Production et de Constructions, Breuillet, France	F	9.	EUR	1,735,990	99.88
7. Didier Belgium N.V., Evergem, Belgium	F	54.	EUR	74,368	99.99
8. Didier Vertriebsgesellschaft mbH, Wiesbaden, Germany	F	9.	EUR	178,952	100.00
9. Didier-Werke AG, Wiesbaden, Germany	F	1. ,21.	EUR	63,000,000	97.52
10. Dolomite Franchi S.p.A., Brescia, Italy	F	27.	EUR	5,940,000	60.00
11. Dutch MAS B.V., Arnhem, Netherlands	F	9.	EUR	30,000	100.00
12. Full Line Supply Africa (PTY) Limited, Sandton, South Africa	F	21.	ZAR	100	100.00
13. Gen-X Technologies Inc., Burlington, Ontario, Canada	F	30.	CAD	20	100.00
14. GIX International Limited, Wakefield, Great Britain	F	16.	GBP	1,004	100.00
15. INDRESCO U.K. Ltd., Wakefield, Great Britain	F	14.	GBP	3,000,004	100.00
16. Latino America Refractories ApS, Copenhagen, Denmark	F	63.	EUR	20,000	100.00
17. Lokalbahn Mixnitz-St.Erhard AG, Vienna, Austria	F	59.	EUR	119,397	100.00
18. Magnesit Anonim Sirketi, Istanbul, Turkey	F	11.	TRL	8,392,999,999,500	100.00
19. Magnesitwerk Aken Vertriebsgesellschaft mbH, Aken, Germany	F	9.	EUR	130,000	100.00
20. Oy Tulenkestävät Tiilet AB, Helsinki, Finland	F	48.	EUR	5,046	100.00
21. Radex Vertriebsgesellschaft mbH, Radenthein, Austria	F	58.	EUR	36,336	100.00
22. REFEL S.p.A., San Vito al Tagliamento, Italy	F	9.	EUR	5,200,000	100.00
23. Refmex, S. de R.L. de C.V., Ramos Arizpe, Mexico	F	24.,63.	MXN	28,202,541	100.00
24. Refractarios Green, S. de R.L. de C.V., Ramos Arizpe, Mexico	F	16.,63.	MXN	152,702,877	100.00
25. Refractory Intellectual Property GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00
26. Refractory Intellectual Property GmbH & Co KG, Vienna, Austria	F	1. ,25.	EUR	10,000	100.00
27. Refrattari Italiana S.p.A., Genova, Italy	F	21.	EUR	4,160,000	100.00
28. RHI Africa Investment Holdings (Pty) Ltd., Sandton, South Africa	F	9.	ZAR	215,705	100.00
29. RHI Argentina S.R.L., Buenos Aires, Argentina	F	16.,63.	ARS	10,000	100.00
30. RHI Canada Inc., Burlington, Ontario, Canada	F	63.	CAD	3,704,750	100.00
31. RHI CHILE S.A., Santiago, Chile	F	14.,63.	CLP	12,073,359,422	100.00
32. RHI Dinaris GmbH, Wiesbaden, Germany	F	54.	EUR	500,000	100.00
33. RHI Finance A/S, Hellerup, Denmark	F	1.	EUR	70,000	100.00
34. RHI Non Ferrous Metals Engineering GmbH, Leoben, Austria	F	1.	EUR	36,336	100.00
35. RHI-REFMEX, S.A. de C.V., Ramos Arizpe, Mexico	F	24.,63.	MXN	83,937,660	100.00
36. RHI Refractories Africa (Pty) Ltd., Sandton, South Africa	F	28.	ZAR	10,000	100.00
37. RHI Refractories Andino C.A., Puerto Ordaz, Venezuela	F	63.	VEB	1,600,000,594	100.00
38. RHI Refractories Asia Ltd., Hong Kong, PR China	F	55.	HKD	1,000	100.00
39. RHI Refractories Asia Pacific Pte. Ltd., Singapore	F	1.	SGD	300,000	100.00
40. RHI Refractories (Dalian) Co., Ltd., Dalian, PR China	F	1.	CNY	99,321,600	100.00
41. RHI Refractories España, S.A., Lugones, Spain	F	11.	EUR	1,200,000	100.00
42. RHI Refractories France S.A., Breuillet, France	F	55.	EUR	703,800	100.00
43. RHI Refractories Holding Company, Dover, Delaware, USA	F	63.	USD	1	100.00
44. RHI Refractories Ibérica, S.L., Madrid, Spain	F	55.	EUR	30,050	100.00
45. RHI Refractories Italiana s.r.l., Brescia, Italy	F	55.	EUR	110,000	100.00
46. RHI Refractories Liaoning Co.Ltd, Bayuquan, Yingkou Liaoning, PR China	F	59.	CNY	180,000,000	60.00
47. RHI Refractories Mercosul Ltda, Sao Paulo, Brazil	F	63.	BRL	49,250	99.50
48. RHI Refractories Nord AB, Stockholm, Sweden	F	55.	SEK	1,000,000	100.00
49. RHI Refractories Site Services GmbH, Wiesbaden, Germany	F	9.	EUR	1,025,000	100.00
50. RHI Refractories (Site Services) Ltd., Cirencester, Great Britain	F	52.	GBP	2	100.00
51. RHI Refractories Spaeter (UK) Ltd., Cirencester, Great Britain	F	52.	GBP	10	100.00
52. RHI Refractories Spaeter GmbH, Urmitz, Germany	F	9.	EUR	256,157	66.67
53. RHI Refractories UK Limited, Clydebank, Great Britain	F	9.	GBP	5,375,000	100.00
54. RHI Urmitz AG & Co KG, Urmitz, Germany	F	8.,9.	EUR	2,454,250	100.00
55. SAPREF AG für feuerfestes Material, Basel, Switzerland	F	63.	CHF	4,000,000	100.00
56. Veitsch-Radex America Inc., Wilmington, Delaware, USA	F	30.	USD	100	100.00
57. Veitsch-Radex GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00
58. Veitsch-Radex GmbH & Co, Vienna, Austria	F	1. ,57.	EUR	106,000,000	100.00
59. Veitsch-Radex Immobilien GmbH, Vienna, Austria	F	1. ,21.	EUR	35,000	100.00
60. Veitsch-Radex-Didier-Australia Pty. Ltd. i.L., Pymble, Australia	F	64.	AUD	1,170,002	100.00
61. Veitsch-Radex Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00
62. Veitscher Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00

	Type of consolidation	Parent	Currency	Nominal capital in local currency	Investment in group companies %
63. VRD Americas B.V., Arnhem, Netherlands	F	1. ,21.	EUR	34,033,970	100.00
64. VRD Holdings (Australia) Pty. Ltd. i.L., Pymble, Australia	F	1.	AUD	2,570,000	100.00
65. VRD-Glas GmbH, Wiesbaden, Germany	F	54.	EUR	500,000	100.00
66. Zimmermann & Jansen Beteiligungs-GmbH, Düren, Germany	F	9.	EUR	10,226,000	100.00
67. Zimmermann & Jansen GmbH, Düren, Germany	F	66.	EUR	3,835,000	100.00
68. 1196071 Ontario Inc., Toronto, Canada	N	30.	CAD	750,230	100.00
69. Didier (Zambia) Ltd., Kitwe, Zambia	N	9.	ZMK	200,000	80.00
70. Diversa Versicherungskontor, Wiesbaden, Germany	N	9.	DEM	300,000	100.00
71. Dolomite Franchi GmbH, Hattingen, Germany	N	10.	EUR	25,564	100.00
72. Dr.-Ing.-Petri & Co. Unterstützungs-Gesellschaft mbH, Duisburg, Germany	N	9.	DEM	50,000	100.00
73. Heraklith Canada Ltd., Toronto, Canada	N	68.	CAD	750,000	100.00
74. RHI Réfractaires Algérie E.U.R.L., Sidi Amar, Algeria	N	42.	DZD	100,000	100.00
75. Thor Ceramics Limited, Clydebank, Great Britain	N	9.	GBP	0	100.00
76. Veitsch-Radex America Inc., Burlington, Ontario, Canada	N	30.	CAD	10	100.00
77. Dolomite di Montignoso S.p.A. i.L., Genova, Italy	E	27.	EUR	743,600	28.56
78. MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	E	1. ,81.	EUR	9,447,468	50.00
79. Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	E	27.	EUR	208,000	50.00
80. Stopinc AG, Hünenberg, Switzerland	E	9.	CHF	1,000,000	50.00
81. MAGNIFIN Magnesiaprodukte GmbH, Vienna, Austria	I	1.	EUR	35,000	50.00
82. Marvo-Feuerungs- und Industriebau GmbH, Sindorf-Kerpen, Germany	I	9.	EUR	513,450	33.33
83. Treuhandgesellschaft Feuerfest mbH, Bonn, Germany	I	9.	DEM	50,000	28.00
84. Zimmermann & Jansen Siam Co. Ltd., Rayong, Thailand	I	67.	THB	4,000,000	39.80
Insulating Division					
85. Deutsche Heraklith GmbH, Simbach, Germany	F	94.	EUR	4,857,400	100.00
86. Global B&C d.o.o., Ljubljana, Slovenia	F	98.	SIT	2,100,000	100.00
87. Heraklith AG, Ferndorf, Austria (formerly: Österreichische Heraklith GmbH)	F	58.,59.	EUR	7,500,000	100.00
88. Heraklith Consulting & Engineering GmbH, Ferndorf, Austria	F	87.	EUR	40,000	100.00
89. Heraklith Consulting & Engineering GmbH, Fürnitz, Austria	F	87.	EUR	35,000	100.00
90. Heraklith España S.L., Gijon, Spain	F	94.	EUR	3,005	100.00
91. Heraklith Hungaria Kft., Zalaegerszeg, Hungary	F	87.	HUF	100,000,000	100.00
92. Heraklith Nederland B.V., Bussum, Netherlands	F	94.	EUR	18,151	100.00
93. Heraklith Polska Sp.z.o.o., Sroda, Poland	F	87.	PLN	100,000	100.00
94. Heraklith VerwaltungsgmbH, Simbach, Germany	F	87.	EUR	26,000	100.00
95. IDEAL - Baustoffwerk Mathias Reichenberger Gesellschaft m.b.H. & Co. KG., Frankenmarkt, Austria	F	87.,98.	EUR	5,087	100.00
96. Izomat a.s., Nova Bana, Slovakia	F	105.,87.	SKK	499,476,000	
97. Izomat Nobasil CZ spol.s.r.o., Brno, Czech Republic	F	96.	CZK	200,000	100.00
98. Mathias Reichenberger Gesellschaft m.b.H., Frankenmarkt, Austria	F	87.	EUR	36,336	100.00
99. Termika d.d., Novi Marof, Croatia	F	105.,98.	HRK	37,882,800	
100. Thüringer Dämmstoffwerke GmbH & Co KG, Bad Berka, Germany	F	101.,94.	EUR	932,596	100.00
101. C&G Verwaltungsgesellschaft mbH, Bad Berka, Germany	N	94.	EUR	26,000	100.00
102. Heraklith South Africa (Pty) Ltd. i.L., Johannesburg, South Africa	N	87.	ZAR	4,000	49.00
103. DCD Ideal spol. S.r.o., Dynin, Czech Republic	E	98.	CZK	180,000,000	50.00
104. Magnomin S.A., Athens, Greece	E	87.	EUR	1,024,536	49.00
105. Termo d.d., Skofja Loka, Slovenia	E	86.,87.	SIT	1,706,620,000	
106. Lipka spol. S.r.o., Pecky, Czech Republic	I	85.	CZK	102,000	50.00
Other					
107. Isolit Isolier GmbH, Vienna, Austria	F	89.	EUR	646,788	100.00

i.L. ....in liquidation

F...full consolidation
E....consolidation at equity
N....non-consolidation
I....investments

Exemption to compile consolidated financial statements in accordance with § 245 a HGB

Reporting in accordance with International Financial Reporting Standards (IFRS)
The consolidated financial statements at December 31, 2003 were drawn up according to International Financial Reporting Standards (IFRS). Pursuant to § 245 a HGB, these statements prepared in accordance with IFRS need not be compiled in accordance with HGB. Consequently, additional disclosures are required pursuant to § 245 a Sec. 1 lines 1 – 3 HGB.

Notes on significant differences between IFRS and the 7th EU Directive
Due to the EU Regulation passed on September 29, 2003 by the EU Commission relating to the adoption of certain international financial reporting standards that are compatible with the EU Regulation of the European Parliament and the Council of July 19, 2002 and with the EU Directive passed by the European Parliament and the Council on June 18, 2003 amending the fourth and seventh EU Directives, there are no significant discrepancies between IFRS and the seventh EU Directive.

Notes on the main differences between IFRS and Austrian reporting requirements (HGB)

Consolidated group
The subsidiary Lokalbahn Mixnitz-St.Erhard AG, Vienna, was recorded at equity in the HGB consolidated financial statements as its business activities differ from those of the group. This company is fully consolidated under IFRS.

Internally generated intangible assets
Internally generated intangible assets are recognized as assets under IFRS if all the criteria of IAS 38 are met, and are amortized over their estimated useful lives.

Securities
According to Austrian reporting requirements, current and long-term securities are recognized at the lower of cost or market. Measurement according to IFRS, by contrast, is at fair value, with unrealized gains/losses using the option in IAS 39 to recognize "available-for-sale financial instruments" directly in equity.

Revenue recognition by reference to stage of completion of construction contracts / services rendered
According to IAS 11 / IAS 18, the profit from construction contracts / services rendered is recognized as soon as it can be reliably estimated, according to the stage of completion. According to HGB, recognition over and above production cost is only permitted for long-term construction contracts in the amount of the proportionate administrative and distribution costs.

Foreign currency measurement
There is a difference between both reporting systems regarding the recognition of unrealized gains from the measurement of foreign currencies at the balance sheet date. According to Austrian law, only unrealized losses are recognized in keeping with the imparity principle, whereas unrealized gains must also be realized under IFRS.

Deferred taxes
In contrast to HGB, deferred tax assets are recognized for loss carryforwards in accordance with IFRS, provided these tax loss carryforwards will probably be used against future taxable income.

Provisions
Under IFRS, provisions may only be set up for obligations to third parties. Provisions for expenses are not permissible.

Provisions for restructuring

Provisions for restructuring may only be recorded under IFRS after the group has drawn up a detailed, formal restructuring plan of which the parties concerned have been informed prior to the balance sheet date.

Presentation requirements

Under IFRS, current and non-current items are classified separately in the balance sheet. In contrast to the requirements of the HGB, amounts that would be classified as a provision under Austrian law are recorded under current liabilities.

Prepaid expenses and deferred charges are shown as the final assets and liabilities item respectively under § 224 HGB. These items are summarized under other receivables or liabilities under IFRS.

Additional disclosures pursuant to § 245 a Sec.1 line 3 HGB

Expenses for post-employment benefits

Expenses for post-employment benefits are broken down as follows:

in € million	2003	2002
Board of Management and Senior Management	0.9	0.8
Other employees	4.8	4.9
Expenses for severance payments	**5.7**	**5.7**

in € million	2003	2002
Board of Management and Senior Management	4.0	4.1
Other employees	13.5	13.6
Expenses for pension payments	**17.5**	**17.7**

Headcount

Average headcount was:

	2003	2002
Salaried employees	2,932	3,379
Waged workers	4,904	5,099
Total	**7,836**	**8,478**

Headcount at the balance sheet date was:

	31.12.2003	31.12.2002
Salaried employees	2,874	2,920
Waged workers	4,763	4,906
Total	**7,637**	**7,826**

Members of the Board of Management and the Supervisory Board

The following served on the parent company's Board of Management in the reporting period:

DI Dr. Helmut Draxler, Vienna, CEO
DI Dr. Andreas Meier, Niklasdorf, Deputy CEO
Mag. Dr. Eduard Zehetner, Vienna
Mag. Roland Platzer, Wernberg (until March 12, 2003)

The following served on the Supervisory Board:

Dkfm. Michael Gröller, Vienna, Chairman
Dipl.Bw. Gerd Peskes, Düsseldorf, Germany, Deputy Chairman
DI Maximilian Ardelt, Munich, Germany
Ing. Gerd Klaus Gregor, Berndorf
Dr. Cornelius Grupp, Lilienfeld
Dr. Walter Ressler, Villach
Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg, Munich, Germany
DDr. Erhard Schaschl, Vienna

Delegates from the Works Council are:

Georg Eder, Ferndorf
Josef Horn, Trieben
DI Leopold Miedl, Vienna
Karl Wetzelhütter, Breitenau am Hochlantsch

Vienna, March 10, 2004

Board of Management

DI Dr. Helmut Draxler
m.p.

DI Dr. Andreas Meier
m.p.

Mag. Dr. Eduard Zehetner
m.p.

Auditor's Report

To the
Board of Management and the
Members of the Supervisory Board of
RHI AG

We have audited the accompanying consolidated financial statements of RHI AG, Vienna, at December 31, 2003, prepared in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with internationally accepted auditing standards (International Standards on Auditing (ISA)) issued by the International Federation of Accountants (IFAC) and in accordance with Austrian Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the financial position of RHI AG, Vienna, at December 31, 2003 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

According to the provisions of the Austrian Commercial Code, we have a duty to audit the group management report and to confirm that the legal requirements governing exemption from the obligation to compile consolidated financial statements in accordance with Austrian law have been met.

We certify that the group management report corresponds with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements in accordance with Austrian law have been met.

Vienna, March 10, 2004

PwC INTER-TREUHAND GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Signed:
Dkfm. Hans Ulrich Wessely
Certified Public Accountant

Signed:
Mag. Gerhard Prachner
Certified Public Accountant

Report of RHI AG 2003

Management Report

As was pointed out at the beginning of the management report of the RHI Group, the option to summarize the management report of RHI AG with the group management report pursuant to § 267 (3) HGB together with § 251 (3) HGB was exercised. RHI had no branch offices in the reporting period.

Due to the high net loss in 2001 and the resulting distortion of equity capital, no dividend will be proposed for 2003 at the Annual General Meeting of RHI AG on May 27, 2004, despite the accumulated profit of RHI AG in 2003.

Proposed appropriation of earnings

Accumulated profit is calculated as follows:

Appropriation of earnings	€
Net income 2003	35,906,078.97
Profit carried forward from 2002	35,146,100.08
Accumulated profit 2003	71,052,179.05

The Board of Management proposes to carry forward the accumulated profit in the amount of € 71,052,179.05 in its entirety.

Vienna, March 10, 2004

Board of Management

DI Dr. Helmut Draxler
m.p.

DI Dr. Andreas Meier
m.p.

Mag. Dr. Eduard Zehetner
m.p.

Report of the Supervisory Board

The Supervisory Board of RHI AG, Vienna held five meetings during the course of 2003. At these meetings and on other occasions, the Board of Management informed the Supervisory Board about important matters relating to the management, operating activities and situation of the company. The Supervisory Board therefore had ample opportunity to fulfil its obligation to remain informed of and to monitor company operations. The Board saw no reason to raise objections to the activities and operations of the Board of Management.

The financial statements for the year 2003 were audited and certified by PwC INTER-TREUHAND GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, certified public accountants, auditors and tax consultants, duly appointed auditors at the 24th Annual General Meeting. Furthermore, the auditors confirmed that the management report prepared by the Board of Management is in accordance with the financial statements. The auditor's report was submitted to the members of the Supervisory Board in accordance with § 273 (3) HGB.

At the meeting of the audit committee held on March 31, 2004, the financial statements of RHI AG and the RHI Group were examined and preparations made for the approval thereof.

The Supervisory Board examined the financial statements submitted by the Board of Management and the management report for the year 2003 and approved these at its meeting on April 21, 2004. The financial statements of RHI AG have thus been approved in accordance with § 125 (2) AktG (Companies Act). At the same meeting, the Supervisory Board approved the RHI consolidated financial statements.

At its meeting on April 21, 2004, the Supervisory Board also decided – in accordance with § 270 (1) HGB – to propose the appointment of PwC INTER-TREUHAND GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, as auditors of the financial statements of both RHI AG and the consolidated financial statements for the year 2004 at this year's annual general meeting.

The Supervisory Board approved the Board of Management's proposed appropriation of earnings.

Vienna, April 21, 2004

Dkfm. Michael Gröller
Chairman

Balance sheet RHI AG 2003[1]

in € 1,000	31.12.2003	31.12.2002
ASSETS		
Non-current assets		
Intangible assets	20.3	24.6
Property, plant and equipment	114.0	135.6
Financial assets	738,880.7	727,637.4
	739,015.0	**727,797.6**
Current assets		
Inventories	21,700.8	18,397.2
Receivables and other assets	538,182.1	402,442.1
Cash and cash equivalents	4,040.3	1,868.7
	563,923.2	**422,708.0**
Prepaid expenses and deferred charges	**8,423.2**	**9,632.4** [2]
	1,311,361.4	**1,160,138.0**
EQUITY AND LIABILITIES		
Equity		
Capital stock	145,723.9	144,764.6
Additional paid-in capital	37,326.8	36,988.8
Accumulated profit	71,052.2	35,146.1
	254,102.9	**216,899.5**
Subordinated mezzanine capital		
Subordinated bank loans	362,141.5	362,141.5
Subordinated convertible bond	138,160.0	136,400.0 [2]
Effective equity capital	**754,404.4**	**715,441.0**
Provisions		
Provisions for severance payments and pensions	7,787.3	8,153.3
Other provisions	70,639.4	72,317.6
	78,426.7	**80,470.9**
Liabilities		
Financial liabilities	194,889.9	212,386.1
Trade payables	5,021.6	8,878.8
Other liabilities	278,618.8	142,961.2
	478,530.3	**364,226.1**
	1,311,361.4	**1,160,138.0**
Contingent liabilities	63,883.0	125,487.2

1 The 2003 financial statements of RHI AG were compiled in accordance with the Austrian Commercial Code (HGB) as amended. The financial statements shown here are a summarized presentation of the audited financial statements.

2 The discount from the issue of convertible bonds is not deducted from the convertible bond in contrast to past presentation, but is shown under prepaid expenses and deferred charges. The previous year's figures have been adjusted to enhance comparability.

Income statement RHI AG 2003[1]

in € 1,000	2003	2002
Sales revenue	658,551.3	661,382.0
Change in inventories of finished goods and services not yet invoiced	1,166.9	-2,566.0
Other operating income	27,865.9	20,334.7
Cost of material and other production services	-458,727.5	-478,009.4
Personnel expenses	-7,579.4	-8,038.9
Depreciation and amortization	-55.6	-54.2
Other operating expenses	-203,343.2	-193,376.7
Operating result	**17,878.4**	**-328.5**
Income from investments	33,065.4	33,890.3
Income from other non-current securities	92.4	169.8
Other interest	7,277.6	4,935.3
Gains from the disposal of financial assets	100.0	498.6
Expenses from financial assets	-9,543.0	-7,600.2
Interest and similar expenses	-17,960.7	-16,066.9
Financial result	**13,031.7**	**15,826.9**
Result from ordinary activities	**30,910.1**	**15,498.4**
Extraordinary income	7,668.4	19,715.1
Extraordinary expenses	-2,625.9	0.0
Extraordinary result	**5,042.5**	**19,715.1**
Income taxes	-46.5	-67.4
Net income	**35,906.1**	**35,146.1**
Profit carried forward	35,146.1	0.0
Accumulated profit	**71,052.2**	**35,146.1**

Addresses

RHI AG
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/ (0) 502 13-0
Fax: +43/ (0) 502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Veitsch-Radex GmbH & Co
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/ (0) 502 13-0
Fax: +43/ (0) 502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Didier-Werke AG
Abraham-Lincoln-Str. 1
D-54189 Wiesbaden, Germany
Tel: +49/611/7335-0
Fax: +49/611/7335-475
e-mail: info@rhi-ag.com
www.didier-werke.de

Heraklith AG
Industriestraße 18
A-9586 Fürnitz, Austria
Tel: +43/4257/3370-0
Fax: +43/4257/3370-2050
e-mail: office@heraklith.com
www.heraklith.com

RHI Group - Key Data

IFRS	IFRS		HGB	HGB	HGB	HGB	
in € million	2003	2002	2002	2001	2000	1999	in EUR million
Sales revenue							**Sales revenue**
Refractories [1]	1,033.6	1,068.1	1,067.2	1,521.5	1,675.5	1,103.8	Refractories
Insulating [1]	166.9	168.8	164.4	161.5	194.1	185.2	Insulating
Engineering [1]	-	72.8	72.8	195.5	168.2	145.7	Engineering
Consolidation, Waterproofing, other	32.1	48.3	47.5	-11.3	155.8	139.2	Consolidation, Waterproofing, other
RHI Group [2]	1,232.6	1,358.0	1,351.9	1,867.2	2,193.6	1,573.9	RHI Group
EBITDA	174.7	188.8	143.4	-24.2	241.1	118.8	**EBITDA**
EBIT							**EBIT**
Refractories	115.9	98.9	98.8	-71.5	95.7	39.4	Refractories
Insulating	7.1	4.2	4.1	-6.9	11.2	9.7	Insulating
Engineering	-	0.0	0.0	-7.5	7.6	7.4	Engineering
Overhead, Waterproofing, other	-1.0	14.5	-17.7	-28.4	16.8	-4.1	Overhead, Waterproofing, other
RHI Group	122.0	117.6	85.2	-114.3	131.3	52.4	RHI Group
EBIT margin (in %) [3]	9.9	8.7	6.3	-6.1	6.0	3.3	**EBIT margin (in %)**
Profit before income taxes	96.3	75.2	62.2	-204.9	70.1	40.3	**EBT**
Profit	77.5	49.6	69.4	-856.4	30.8	-19.0	**Net income/loss for the year**
Profit allocable to shareholders of RHI AG	72.9	46.9	65.9	-863.1	21.2	-26.0	**Net income/loss after minorities**
Cash flow from operating activities	100.2	108.4	81.6	-106.6	48.6	62.9	**Cash flow from operating activities**
Cash flow from investing activities	-26.6	-36.1	-37.8	-59.4	-53.1	-435.5	**Cash flow from investing activities**
Cash flow from financing activities	-86.6	-99.5	-70.4	165.1	14.9	397.9	**Cash flow from financing activities**
Non-current assets	613.5	626.7	499.1	563.8	1,101.3	1,123.4	**Fixed assets**
Financial liabilities net [4]	265.5	325.1	324.3	595.7	804.0	730.9	**Net financial payables**
Employees (average)	7,836	8,478	8,473	11,086	13,690	10,356	**Employees (average)**
Equity ratio (in %) [5]	-36.1	-37.6	-45.6	-39.4	17.1	13.7	**Equity ratio (in %)**
Return on capital employed (in %) [6]	18.9	16.2	22.4	neg.	11.1	10.8	**Return on capital employed (in %)**
Return on average fixed assets [7]	25.0	21.9	18.4	neg.	12.6	10.2	**Return on average fixed assets**
Undiluted earnings per share [8]	3.65	2.35	3.31	-43.33	1.07	-1.72	**Earnings/loss per share**
Diluted earnings per share [9]	2.04	1.36					
Dividend per share	0.00	0.0	0.00	0.00	0.73	0.58	**Dividend per share**

1 Total sales revenue (incl. internal sales revenue) of the division
2 External sales revenue of the group
3 EBIT margin = EBIT / sales revenue
4 Financial liabilities net = financial liabilities - cash and cash equivalents
5 Equity ratio = equity according to balance sheet / balance sheet total
6 Return on capital employed = EBIT / average (property, plant and equipment + goodwill + other intangible assets + net current assets)
7 Return on average fixed assets = EBIT / average (property, plant and equipment + goodwill + other intangible assets)
8 Undiluted earnings per share = profit allocable to shareholders of RHI AG / number of shares (weighted average)
9 Diluted earnings per share = profit allocable to shareholders of RHI AG plus interest expenses convertible bond less current taxes / number of shares (weighted average) plus potential shares from convertible bond